Exhibit 99.1

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009
FINANCIAL (Cdn$ millions, except per unit and per boe amounts)
Revenue before royalties	276.7	235.2	590.8	460.4
Per unit (1)	1.09	0.99	2.34	1.98
Per boe	45.92	40.40	48.93	39.49
Cash flow from operating activities (2)	162.8	104.3	321.5	228.6
Per unit (1)	0.64	0.44	1.27	0.98
Per boe	27.02	17.92	26.63	19.61
Net income	44.9	66.1	184.3	88.4
Per unit (3)	0.18	0.28	0.74	0.38
Distributions	75.3	75.0	150.3	157.0
Per unit (1)	0.30	0.32	0.60	0.68
Per cent of cash flow from operating activities (2)	46	72	47	69
Net debt outstanding (4)	728.8	737.6	728.8	737.6
OPERATING
Production
Crude oil (bbl/d)	27,354	26,917	27,496	27,857
Natural gas (mmcf/d)	211.2	200.2	214.5	197.0
Natural gas liquids (bbl/d)	3,655	3,679	3,455	3,721
Total (boe/d)	66,208	63,969	66,705	64,418
Average prices
Crude oil ($/bbl)	71.98	62.74	74.12	54.36
Natural gas ($/mcf)	4.12	3.73	4.78	4.45
Natural gas liquids ($/bbl)	53.02	38.89	56.44	38.88
Oil equivalent ($/boe)	45.82	40.32	48.84	39.36
Operating netback ($/boe)
Commodity and other revenue (before hedging)	45.93	40.41	48.93	39.49
Transportation costs	(1.28)	(0.85)	(1.14)	(0.90)
Royalties	(7.89)	(4.72)	(8.24)	(5.53)
Operating costs	(11.46)	(11.02)	(10.38)	(10.57)
Netback (before hedging)	25.30	23.82	29.17	22.49
TRUST UNITS (millions)
Units outstanding, end of period (5)	253.6	237.1	253.6	237.1
Weighted average trust units (6)	253.2	236.6	252.5	232.8
TRUST UNIT TRADING STATISTICS (Cdn$, except volumes) based on intra-day trading
High	22.33	19.25	22.49	20.90
Low	19.20	14.12	19.20	11.73
Close	19.73	17.81	19.73	17.81
Average daily volume (thousands)	1,043	988	1,164	1,113

(1)

Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.

(2)

Cash flow from operating activities is a GAAP measure. Historically, management has disclosed Cash Flow as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Cash Flow for the second quarter of 2010 would be $153.2 million ($0.61 per unit) and $315.2 million ($1.25 per unit) year-to-date. Distributions as a percentage of Cash Flow would be 49 per cent for the second quarter of 2010 and 48 per cent year-to-date.

(3)	Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).
(4)	Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
(5)	Includes trust units issuable for outstanding exchangeable shares at period end.
(6)

For the second quarter of 2010, includes 0.9 million (0.9 million in 2009) exchangeable shares each exchangeable into 2.798 trust units (2.634 in 2009) for an aggregate 2.4 million (2.5 million in 2009) trust units.

MESSAGE TO UNITHOLDERS

Over the years, ARC Energy Trust (“ARC” or the “Trust”) has transformed itself from an acquisition-focused energy trust to a self-sustaining oil and natural gas company. We have compiled an impressive portfolio of high-quality, large-in-place resource assets that provide the opportunity to create value through staged growth in multi-year development programs. Our goal is to provide solid, long-term returns to our investors. Although our focus is on internal development, we continue to review assets and companies that become available in the acquisition market. Our strategy when reviewing acquisition opportunities is to focus on assets that fit within our current resource portfolio or that may provide new development opportunities in the future.

ARC was very pleased to announce that in the second quarter, it entered into an agreement to acquire Storm Exploration Inc. (“Storm”). The terms of the transaction provide that approximately 28.4 million ARC trust units or a value equivalent number of ARC exchangeable shares, along with the assumption of approximately $90 million of debt will be exchanged for Storm’s assets located in northeastern British Columbia. This transaction is valued at approximately $680 million and is subject to approval by Storm shareholders on August 16, 2010. Through this transaction, ARC will acquire assets that produced 9,861 boe per day in April, with over 84 per cent of this production coming from the Parkland Montney field located only twelve kilometres northwest of our Dawson Montney field. At closing of the transaction, it is estimated there are 28.9 million boe of proved reserves (43.2 million boe proved plus probable) being acquired. This acquisition meets our criteria on every measure: the assets are located in an area we operate in and know well, our technical staff have the ability to continue to develop the area economically and we believe that our expertise in developing Montney gas will deliver incremental value from these assets. Over the past four months, ARC also acquired 80 sections of undeveloped land northwest of Parkland. This increases our exposure to Montney prospective lands to 290 gross sections (272 net), which will increase further to 380 gross (344 net) upon successful closing of the Storm acquisition.

With natural gas prices drifting lower and concerns regarding an over-supply of natural gas, many investors wonder why we would be acquiring natural gas assets at this time. Although current gas prices are low, we believe material price recovery will occur over the long-term. Recently there has been a rapid expansion of shale gas drilling in the United States. This has resulted in a large volume of natural gas being put on production and contributing to the over-supply at a time when the U.S. economy is still struggling to regain steam after the recent recession. Much of this drilling activity originates from land tenure issues in the United States, where exploration companies need to drill land they have leased from landowners or lose the rights for which the industry has recently paid billions of dollars. Much of this drilling is believed to be uneconomic at current price levels. Investments in potentially uneconomic activity can continue for a short while, but at some point companies must receive an adequate return on their investments or they will stop investing. Third-party research tells us that the median half-cycle and full cycle break-even price for unconventional gas plays in North America is approximately $4.70 per mcf (NYMEX) to $6.15 per mcf (NYMEX) — well above current levels. Over the long-term, prices must rise to higher levels to justify investment. As such, we are bullish on the prospects for long-term natural gas prices as current prices do not support the prevailing high level of industry activity. Eventually, investment will decrease, production will decline and subsequently prices will need to move up to support a sustainable natural gas industry. Our Dawson project is one of the lowest-cost, unconventional gas plays in Canada and is profitable even at these low prices, hence we are focusing our natural gas drilling in this area. We also believe it to be prudent to acquire other low cost gas opportunities such as the Storm Parkland field, to capitalize on higher prices in the future.

Natural gas producers need to work on increasing the demand for natural gas, which will be dependent on the oil and natural gas industry’s ability to prove to the markets that we can provide a low-cost, long-term supply of natural gas. In addition to encouraging the use of natural gas as a transportation fuel in the domestic market, the Canadian natural gas industry needs to expand its market share of the power generation sector. Increasing demand may also result from governments enacting more stringent environmental legislation, as natural gas is the cleanest burning fossil fuel.

We are excited at the prospects of our Montney gas plays and achieved an important milestone in the second quarter with the start-up of the Phase 1 gas plant in the Dawson field. Our field employees worked exceptionally hard during the months of May and June in bringing the plant up to full production. During June, the plant operated at approximately 65 per cent of its 60 mmcf per day capacity, but full capacity was reached by quarter end.  Our success at Dawson contributed to production volumes of 66,208 per day during the second quarter, a four per cent increase over production in the same quarter last year. With the Dawson plant now running at full capacity, and assuming that the Storm acquisition closes in the latter part of August, we expect full-year, average production to be between 72,500 to 74,500 boe per day in 2010 with further increases to come in 2011. In April, ARC submitted an application for the construction of the Phase 2 plant in Dawson. The Phase 2 plant will have a processing capacity of 60 mmcf per day and when approved, will increase the ARC operated processing capacity at Dawson to 120 mmcf per day. We expect to complete the Phase 2 plant construction in the first quarter of 2011, with commissioning and start-up scheduled to be complete by the end of the quarter. ARC is also proceeding with engineering design work and community consultations for a 120 mmcf per day plant at Sunrise, west of Dawson, 60 mmcf of which we expect to have on production at the end of the first quarter of 2012. A fourth plant is in the preliminary design stages and would come on stream in 2013; the precise location of this facility has yet to be determined.

Our capital program is on track with capital expenditures of $272 million year-to-date. We were able to fund 75 per cent of our 2010 year-to-date capital program through cash flow from operating activities and proceeds from the distribution re-investment program. We have reduced our capital expenditure guidance for 2010 from $640 million to $625 million. This reduction is a result of better than expected results from our drilling program in Dawson, which has allowed us to postpone the drilling of 11 wells into 2011 as well as cost reductions we have achieved through optimized operations. We have also reallocated some capital from gas drilling to oil drilling. This reduction in capital is being achieved despite funding $40 million of unbudgeted land acquisitions and without reducing our production guidance.

We continue to remind our unitholders that ARC expects to convert to a dividend-paying corporation on January 1, 2011. The conversion plan will be mailed to all unitholders prior to the unitholder meeting scheduled for December 15, 2010. Like our distributions, our dividends will be dependent on commodity prices, but with over $2.2 billion in tax pools we do not expect to pay income tax at the corporate level for at least the first two years post conversion, depending upon commodity price levels.  While our structure may change, our goals will not. We will continue to strive to be the premier oil and gas company as measured by quality of assets, management leadership and total shareholder return. We will continue on our quest for risk managed value creation.

John P. Dielwart	Myron M. Stadnyk
Chief Executive Officer	President and Chief Operating Officer

August 4, 2010

ACCOMPLISHMENTS / FINANCIAL UPDATE

•                  In June 2010, ARC entered into an Arrangement Agreement to acquire Storm Exploration Inc. (“Storm”) in exchange for approximately 28.4 million ARC trust units (or an equivalent number of exchangeable shares of ARC Resources Ltd.) and the assumption of approximately $90 million of debt for total consideration of approximately $680 million at the date of announcement. The assets being acquired produced 9,861 boe per day in April 2010 — 49.8 mmcf per day of gas and 1,556 boe per day of liquids primarily from the Parkland Montney field 12 kilometres northwest of ARC’s Dawson field.  An estimated 28.9 million boe of proved reserves and 43.2 million boe of proved plus probable reserves are being acquired through this transaction as well as 90 gross (72 net) sections of land. For more detailed information on the Arrangement Agreement please refer to ARC’s news release dated June 9, 2010. The Agreement is subject to approval by Storm’s shareholders on August 16, 2010 as well as other various regulatory approvals.

•                  Production volumes for the quarter averaged 66,208 boe per day, a four per cent increase compared to the second quarter of 2009. The majority of the increase in production was a result of an acquisition that closed late in 2009 with the remainder attributed to increased production in the greater Dawson area. ARC’s new Dawson gas plant commenced operations during the second quarter, with the first shipment of sales gas occurring early in May. A number of start-up issues were addressed during the months of May and June, with the plant operating at approximately 65 per cent of its 60 mmcf per day capacity during that time period. The plant is now running at full capacity. Assuming the Storm acquisition closes in late August, ARC expects full year average production to be between 72,500 and 74,500 boe per day.

•                  Cash flow from operating activities was $162.8 million ($0.64 per unit) in the second quarter of 2010, a 56 per cent increase from the $104.3 million ($0.44 per unit) achieved in the comparable quarter in 2009. This increase was primarily attributed to higher commodity prices for both crude oil and natural gas and increased volumes.  Crude oil prices increased by 15 per cent to $71.98 per barrel in the second quarter of 2010 from $62.74 per barrel in the second quarter of 2009.  Natural gas prices also improved throughout the second quarter relative to the second quarter in 2009, averaging $4.12 per mcf. However, both crude oil and natural gas prices have declined since the end of the first quarter of 2010 as a result of continued concern over the economy and surplus natural gas supplies in North America.

•                  During the second quarter of 2010, ARC issued US$150 million of senior notes at a fixed rate of 5.36 per cent with an average life of ten years. Proceeds from the note issuance were applied against general borrowings from ARC’s syndicated credit facility.  In August 2010, ARC renewed its syndicated credit facility, increasing its bank line of credit from $800 million to $1 billion. The renewed facility matures in August 2013 and bears interest at Canadian dollar bankers’ acceptances or US dollar LIBOR loans, plus a stamping fee. With a net debt to annualized year-to-date cash flow from operating activities ratio of 1.1 times, ARC continues to be well positioned to finance the remainder of its 2010 capital program from cash flow and available credit.

•                  Capital expenditures for the quarter totaled $144 million. During the quarter, ARC drilled four oil wells and 11 natural gas wells with a 100 per cent success rate. Year-to-date, capital expenditures are $272 million. After payment of distributions, ARC funded 75 per cent of its 2010 year-to-date capital program with cash flow from operating activities and proceeds from the distribution re-investment program (“DRIP”) with the remaining portion being funded through debt. ARC has revised its capital expenditure guidance for the full year downwards by $15 million to $625 million. The reduction in capital is a result of better than expected production capability from new wells drilled at Dawson that has allowed for the postponement of certain drilling programs, cost reductions achieved to date, and the re-allocation of capital from gas drilling to oil drilling. No material impact is anticipated on production volumes. This reduction in capital budget has been achieved despite approximately $40 million having been spent on unbudgeted land acquisitions.

•                  ARC plans to convert to a dividend paying corporation effective January 1, 2011. The board of directors has approved the overall strategy and the detailed implementation steps are currently being defined. The conversion plan will be mailed to unitholders prior to a unitholder meeting planned for December 15, 2010. Current plans would see a dividend policy similar to the existing distribution policy with dividends being paid monthly.

•                  Montney Resource Play Development

Production from the greater Dawson area increased throughout the quarter with peak daily production of 100 mmcf per day being achieved following the commissioning of the Dawson gas plant. Average production will increase during the third quarter as production from the plant is now at the design capacity and facility maintenance in the area is completed.

During the second quarter of 2010, ARC spent $71.1 million on development activities in the Dawson area including drilling 11 horizontal wells and completing fourteen horizontal wells. ARC incurred $9.2 million of capital expenditures on the construction of its Dawson Phase 1 gas plant during the second quarter and anticipates total costs for the Phase 1 gas plant, including associated pipeline infrastructure and an acid gas disposal well, to be approximately $70 million. To date, ARC has drilled 21 wells of its planned 32-well 2010 drilling program at Dawson. Cost reduction initiatives and drilling and completions efficiencies have resulted in savings of approximately $15 million on this program on a year-to-date basis. Average production capabilities for the wells have exceeded expectations resulting in approximately 100 mmcf per day of surplus capacity already behind pipe and waiting on facility capacity. As a result, the drilling of the 11 remaining wells budgeted for 2010 at Dawson will be deferred until 2011. This will result in a $45 million reduction in the capital budget for Dawson in 2010 with the funds being redeployed into land acquisition and oil directed drilling activities elsewhere in our portfolio.

During April 2010, ARC submitted an application for the Phase 2 portion of the Dawson gas plant to the British Columbia Oil and Gas Commission (“OGC”). Phase 2 consists of the construction of a second 60 mmcf per day train at the Dawson gas plant and, if approved, is anticipated to increase the plant processing capacity from 60 mmcf per day to 120 mmcf per day at a cost of approximately $50 million. Preliminary feedback from the OGC has been positive to date. Construction of Phase 2 is expected to be completed in the first quarter of 2011, with the commissioning and start-up occurring in the second quarter.

Engineering design work on the Sunrise plant is proceeding on schedule.  The required public consultation process was initiated in April with the expectation that ARC will submit its plans to the British Columbia Oil and Gas Commission in the third quarter of 2010. Completion of the gas plant is planned for the first quarter of 2012.  ARC has also begun preliminary planning for a fourth gas plant for the greater Dawson area to be on stream in 2013.

Over the past four months, ARC has acquired 80 net sections of land (21,000 hectares) in twp 83 — 85 W6 northwest of Dawson. This increases ARC’s undeveloped land base in the main Montney fairway to 214 gross sections (198 net) and will increase further to 278 gross sections (245 net) when the Storm acquisition closes.

•                  Ante Creek Montney Resource Play Development

During the second quarter ARC drilled one well. Together with the completion of the debottlenecking of ARC’s oil treatment facilities and the expansion of a third party gas plant, these activities have seen production increase to 6,700 boe per day during the quarter with peak daily production of 8,200 boe per day. Approximately 45 per cent of the production consists of liquids.

•                  Cardium Resource Play Development

ARC operates approximately 25 per cent of the Pembina Cardium oil field with an average 65 per cent working interest in 166 gross sections (126 net). During the second quarter, ARC brought on production all seven wells that were drilled in the first quarter (five horizontal and two vertical). Thirty-day initial production rates for each of the five horizontal wells averaged approximately 150 boe per day. ARC expects to spend at least another $30 million during the remainder of the year to further our understanding of the potential for the recovery of significant incremental oil volumes through the application of horizontal drilling and completion technology.

•                  Enhanced Oil Recovery Initiatives

During the second quarter of 2010, ARC spent $3.2 million on enhanced oil recovery (“EOR”) initiatives. Work on the Redwater CO2 pilot project continues and both the CO2 injection and oil production facilities are operating.  Results to date are encouraging. ARC will continue its technical analysis to determine to what extent the pilot has been successful in mobilizing incremental volumes of oil.  While the pilot project may indicate enhanced recovery, the outlook for crude oil prices and the cost and availability of CO2 will be determining factors in ARC’s ability to achieve commercial viability for a full scale EOR scheme at Redwater.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) is ARC management’s analysis of its financial performance and significant trends or external factors that may affect future performance.  It is dated August 4, 2010 and should be read in conjunction with the unaudited Consolidated Financial Statements for the period ended June 30, 2010, the MD&A and the unaudited Consolidated Financial Statements ended March 31, 2010 and the audited Consolidated Financial Statements and MD&A as at and for the year ended December 31, 2009, as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com.

The MD&A contains Non-GAAP measures and forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under “Non-GAAP Measures” and “Forward-Looking Statements” included at the end of this MD&A.

ARC Energy Trust (“ARC”) or (“the Trust”) is a mid-sized energy company and one of Canada’s largest producers of conventional oil and gas production. Currently structured as a trust, ARC develops and acquires oil and gas properties in western Canada.  ARC plans to convert to a dividend paying corporation on January 1, 2011.

ARC’s goal is value creation by providing superior, long-term returns to unitholders achieved through the development of large oil and natural gas pools. Our key activities that support this objective are:

1.               Resource Plays - Acquisition and development of land and producing properties with large volumes of oil and gas in place.

ARC’s most significant resource plays include the Montney development at Dawson, northeastern British Columbia, Ante Creek in northern Alberta and the Cardium formation at Pembina in central Alberta.  In June 2010, ARC entered into an Arrangement Agreement to acquire the Parkland Montney field in northeastern British Columbia through an acquisition of Storm Exploration Inc.

2.               Conventional Oil & Gas Production - Maximizing production while controlling operating costs on oil and gas wells located within ARC’s seven core producing areas in western Canada.  As well, the periodic acquisition and disposition of strategic producing and undeveloped properties to enhance current production or realign asset portfolios or provide the potential for future drilling locations and if successful, additional production and reserves.  Current oil production is predominantly light and medium quality.

ARC’s total production for the six months ended June 30, 2010 was balanced with 54 per cent of production from natural gas and 46 per cent production from oil and natural gas liquids.  ARC continues to develop its core areas to increase recoverable reserves through development drilling, optimization and waterflood programs.

3.               Enhanced Oil Recovery (“EOR”) - Evaluation and implementation of enhanced oil recovery programs to increase ARC’s recoverable reserves in existing oil pools.

ARC has non-operated interests in the Weyburn and Midale units in Saskatchewan where operators have implemented CO2 injection programs to increase recoverable oil reserves.  In 2008, ARC initiated a CO2 pilot program at Redwater in Alberta.

ARC provides returns to unitholders through monthly cash distributions and the potential for capital appreciation.  ARC currently distributes $0.10 per unit per month to its unitholders. Since ARC’s inception in July 1996, ARC has distributed $3.7 billion or $25.58 per unit.  The remaining cash flow is used to fund reclamation costs and a portion of capital expenditures. During the first half of 2010, cash flow and proceeds from the DRIP program funded $204 million of capital expenditures and a net withdrawal of $1.4 million to the reclamation funds.

ARC’s unitholders can also benefit from potential capital appreciation associated with increased market values for ARC’s production and reserves. ARC’s management strives to replace and grow both production and reserves through drilling new wells and associated oil and natural gas development activities and opportunistic acquisitions.  To support this, the majority of ARC’s annual capital budget is deployed on a balanced drilling program of low and moderate risk wells, well tie-ins and other related costs and the acquisition of undeveloped land.

Tables 1 and 2 below outline ARC’s success in executing its business strategy in pursuit of value creation.  Table 1 details ARC’s normalized production, reserves and distributions per unit over the past three periods:

Table 1

Per Trust Unit	Q2 2010	YTD 2010	Full year 2009	Full year 2008
Normalized production, boe per unit (1) (2)	0.27	0.27	0.27	0.29
Normalized reserves, boe per unit (1) (3)	N/A	N/A	1.57	1.42
Distributions per unit	$0.30	$0.60	$1.28	$2.67

(1)          Normalized indicates that all periods as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of per unit values.

(2)          Production per unit represents daily average production (boe) per thousand trust units and is calculated based on daily average production divided by the normalized weighted average trust units outstanding including trust units issuable for exchangeable shares.

(3)          Reserves per unit are calculated based on proved plus probable reserves (boe), as determined by ARC’s independent reserve evaluator solely at year-end, divided by period end trust units outstanding including trust units issuable for exchangeable shares.

ARC’s business plan has resulted in significant operational success and contributed to a trailing five year annualized return per unit of 9.4 per cent (Table 2).

Table 2

Total Returns (1) ($ per unit except for per cent)	Trailing One Year	Trailing Three Year	Trailing Five Year
Distributions per unit	1.20	5.75	10.44
Capital appreciation per unit	1.92	(2.01)	(0.21)
Annualized total return per unit	17.7%	6.0%	9.4%
Total return per unit	17.7%	19.0%	57.0%
S&P/TSX Exploration & Producers Index total return	11.9%	(8.8)%	27.3%

(1)          Calculated as at June 30, 2010.

2010 Guidance and Financial Highlights

Table 3 is a summary of ARC’s 2010 Guidance and a review of 2010 year-to-date actual results for the second quarter as compared to guidance:

Table 3

	2010 Guidance	2010 Actual YTD	% Change
Production (boe/d)	72,500 – 74,500	66,705	—
Expenses ($/boe):
Operating costs	10.30	10.38	1
Transportation	1.00	1.14	14
G&A expenses (cash & non-cash)	2.85	3.12	9
Interest	1.40	1.52	9
Capital expenditures ($ millions)	625	272.3	—
Annual weighted average trust units and trust units issuable (millions)	264	253	—

These guidance figures assume that the Storm acquisition will close on August 17, 2010. The first half 2010 results were in line with guidance with the exception of transportation, general and administrative (“G&A”) expenses, and interest. Transportation exceeded guidance due to transportation costs incurred on a take-or-pay contract relating to gas deliveries from the Dawson Phase 1 gas plant that commenced two months prior to the commissioning of the plant. Cash G&A expenses to date are $2.49 per boe as compared to guidance of $2 per boe.  G&A exceeded guidance due to higher staff compensation cost arising from a special performance bonus approved by the Board of Directors due to exceptional 2009 results. Interest exceeded guidance as a result of a one-time make whole premium payment on the early retirement of some senior secured notes. Revisions to the guidance for the aforementioned items have not been made at this time as these items are expected to normalize during the course of 2010. The 2010 Guidance provides unitholders with information on management’s expectations for results of operations, excluding any acquisitions or dispositions for 2010. Readers are cautioned that the 2010 Guidance may not be appropriate for other purposes.

2010 Second Quarter Financial and Operational Results

Financial Highlights

Table 4

	Three Months Ended June 30			Six Months Ended June 30
(Cdn$ millions, except per unit and volume data)	2010	2009	% Change	2010	2009	% Change
Cash flow from operating activities	162.8	104.3	56	321.5	228.6	41
Cash flow from operating activities per unit (1)	0.64	0.44	45	1.27	0.98	30
Net income	44.9	66.1	(32)	184.3	88.4	108
Net income per unit (2)	0.18	0.28	(36)	0.74	0.38	95
Distributions per unit (3)	0.30	0.32	(6)	0.60	0.68	(12)
Distributions as a per cent of cash flow from operating activities	46	72	(36)	47	69	(32)
Average daily production (boe/d) (4)	66,208	63,969	4	66,705	64,418	4

(1)          Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at period end.

(2)          Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.

(3)          Based on number of trust units outstanding at each cash distribution date.

(4)          Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf: 1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.

Cash Flow from Operating Activities

Cash flow from operating activities increased by 56 per cent in the second quarter of 2010 to $162.8 million from $104.3 million in the second quarter of 2009. The increase was primarily attributed to higher commodity prices and increased cash gains on risk management contracts offset by higher royalties. Details of the change in cash flow from operating activities in the second quarter of 2009 to the second quarter of 2010 are presented in Table 5.

Table 5

	($ millions)	($ per trust unit)	(% Change)
Q2 2009 Cash flow from Operating Activities	104.3	0.44	—
Volume variance	8.2	0.03	7.9
Price variance	33.3	0.14	31.9
Cash gains on risk management contracts	20.7	0.09	19.8
Royalties	(20.0)	(0.08)	(19.2)
Expenses:
Transportation	(2.8)	(0.01)	(2.7)
Operating (1)	(5.5)	(0.02)	(5.3)
Cash G&A	(1.5)	(0.01)	(1.4)
Interest	0.2	—	0.2
Realized foreign exchange gain	0.1	—	0.1
Weighted average trust units	—	(0.05)	—
Non-cash and other items (2)	25.8	0.11	24.7
Q2 2010 Cash flow from Operating Activities	162.8	0.64	—

(1)          Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.

(2)          Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

Year-to-date cash flow from operating activities increased by 41 per cent in 2010 to $321.5 million from $228.6 million in the first half of 2009. The increase was attributed to higher commodity prices and higher volumes, offset by higher royalties. Details of the change in cash flow from operating activities during the first half of 2009 to the first half of 2010 are presented in Table 5a.

Table 5a

	($ millions)	($ per trust unit)	(% Change)
YTD 2009 Cash flow from Operating Activities	228.6	0.98	—
Volume variance	16.3	0.07	7.2
Price variance	114.0	0.49	49.9
Cash gains on risk management contracts	5.7	0.02	2.5
Royalties	(34.9)	(0.15)	(15.3)
Expenses:
Transportation	(3.2)	(0.01)	(1.4)
Operating (1)	(2.1)	(0.01)	(0.9)
Cash G&A	(12.3)	(0.05)	(5.4)
Interest	(5.0)	(0.02)	(2.2)
Realized foreign exchange loss	(0.4)	—	(0.2)
Weighted average trust units	—	(0.11)	—
Non-cash and other items (2)	14.8	0.06	6.5
YTD 2010 Cash flow from Operating Activities	321.5	1.27	—

(1)          Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.

(2)          Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

2010 Cash Flow from Operating Activities Sensitivity

Table 6 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment and the resulting impact on cash flows from operating activities in total and per trust unit:

Table 6

Impact on Annual Cash Flow from Operating Activities (4)
Business Environment (1)	Assumption	Change	$/Unit
Oil price (US$WTI/bbl) (2)(3)	$85.00	$1.00	$0.04
Natural gas price (Cdn$AECO/mcf) (2)(3)	$4.25	$0.10	$0.03
Cdn$/US$ exchange rate (2)(3)(5)	1.05	$0.01	$0.03
Interest rate on debt (2)%	4.00%	1.0	$0.01
Operational
Liquids production volume (bbl/d)	31,500%	1.0	$0.03
Gas production volumes (mmcf/d)	240.0%	1.0	$0.01
Operating expenses per boe	$10.30%	1.0	$0.01
Cash G&A and Whole Unit Plan expenses per boe	$2.85%	10.0	$0.03

(1)          Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.

(2)          Prices and rates are indicative of published forward prices and rates at the time of this MD&A.  The calculated impact on annual cash flow from operating activities would only be applicable within a limited range of these amounts.

(3)          Analysis does not include the effect of hedging contracts.

(4)          Assumes constant working capital.

(5)          Includes impact of foreign exchange on crude oil prices that are presented in U.S. dollars.  This amount does not include a foreign exchange impact relating to natural gas prices as they are presented in Canadian dollars in this sensitivity.

Net Income

Net income in the second quarter of 2010 was $44.9 million ($0.18 per unit), a $21.2 million decrease as compared to $66.1 million ($0.28 per unit) in the second quarter of 2009. While ARC realized higher revenues net of royalties and realized risk management contracts of $42.2 million compared to the second quarter of the prior year, net income was impacted by the following non-cash items during the second quarter of 2010 relative to the second quarter in 2009:

•                  Higher foreign exchange losses of $52.6 million resulting from a $12.6 million foreign exchange loss compared to a $40 million foreign exchange gain in the second quarter of 2009.

•                  Higher unrealized risk management contracts gain of $7.2 million resulting from a $6.6 million unrealized risk management contracts gain compared to a $0.6 million unrealized risk management contracts loss in the second quarter of 2009.

•                  Lower future income tax recovery of $7.3 million resulting from a $5.7 million future income tax recovery compared to a $13 million future income tax recovery in the second quarter of 2009.

Production

Production volumes averaged 66,208 boe per day in the second quarter of 2010 compared to 63,969 boe per day in the same period of 2009 as detailed in Table 7. The increase in second quarter 2010 production is a result of an acquisition that closed in late 2009, new wells coming on production and the start-up of a new gas plant in the Dawson area that began processing gas in May 2010.

Table 7

	Three Months Ended June 30			Six Months Ended June 30
Production	2010	2009	% Change	2010	2009	% Change
Light & medium crude oil (bbl/d)	26,439	25,901	2	26,557	26,805	(1)
Heavy oil (bbl/d)	915	1,016	(10)	939	1,051	(11)
Natural gas (mmcf/d)	211.2	200.2	5	214.5	197.0	9
Natural gas liquids (“NGL”) (bbl/d)	3,655	3,679	(1)	3,455	3,721	(7)
Total production (boe/d) (1)	66,208	63,969	4	66,705	64,418	4
% Natural gas production	53	52	2	54	51	6
% Crude oil and liquids production	47	48	(2)	46	49	(6)

(1)          Reported production for a period may include minor adjustments from previous production periods.

Second quarter 2010 light and medium crude oil production increased to 26,439 barrels per day compared to 25,901 barrels per day in 2009, while heavy oil production declined by 101 barrels per day. The increase in light and medium oil production is mainly attributable to the acquisition of additional properties in Ante Creek in late 2009 and a successful drilling program at Goodlands, which helped offset natural decline. Natural gas production was 211.2 mmcf per day in the second quarter of 2010, an increase of five per cent from the 200.2 mmcf per day produced in the second quarter of 2009. The increase is also mainly attributable to the late 2009 acquisition of Ante Creek properties as well as new production from wells in the Montney West area that were tied into the new Dawson gas plant.

ARC’s objective is to maintain annual production, to the fullest extent possible, through the drilling of wells and other development activities while giving consideration to capital spending constraints and the economics of developing ARC’s resources. In fulfilling this objective, there may be fluctuations in production resulting from the timing of new wells coming on-stream. During the second quarter of 2010, ARC drilled 15 gross wells (15 net wells) on operated properties; 4 gross oil wells, and 11 gross natural gas wells with a 100 per cent success rate.

ARC expects that 2010 full year production will average approximately 72,500 to 74,500 boe per day, that it will drill a total of approximately 200 gross (185 net) wells on operated properties and participate in an additional 91 gross wells (18 net) to be drilled on non-operated properties. ARC estimates that total 2010 production will increase from a range of 11 to 14 per cent over 2009 production levels as a result of its 2010 drilling program and the start-up of its new gas plant in the Dawson area.

Table 8 summarizes ARC’s production by core area:

Table 8

	Three Months Ended June 30, 2010				Three Months Ended June 30, 2009
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	6,684	1,391	25.7	1,009	6,918	1,084	28.4	1,101
N.E. BC & N.W. AB	16,286	664	89.1	773	14,477	708	78.3	718
Northern AB	10,826	4,453	33.3	820	8,981	3,976	25.2	801
Pembina & Redwater	13,117	9,355	17.1	915	13,214	9,181	18.7	919
S.E. AB & S.W. Sask.	8,469	1,055	44.4	11	9,026	1,001	48.1	12
S.E. Sask. & MB	10,826	10,436	1.6	127	11,353	10,967	1.5	128
Total	66,208	27,354	211.2	3,655	63,969	26,917	200.2	3,679

(1)          Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, N.E. is northeast, N.W. is northwest, S.E. is southeast and S.W. is southwest.

Table 8a summarizes ARC’s production by core area for the first half of 2010:

Table 8a

	Six Months Ended June 30, 2010				Six Months Ended June 30, 2009
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	6,638	1,311	25.9	1,008	7,023	1,236	28.1	1,108
N.E. BC & N.W. AB	16,577	677	91.0	724	14,050	731	75.8	674
Northern AB	10,913	4,579	32.9	859	9,235	4,163	25.3	853
Pembina & Redwater	13,124	9,322	18.3	752	13,504	9,413	18.9	946
S.E. AB & S.W. Sask.	8,542	1,050	44.9	12	8,909	998	47.4	13
S.E. Sask. & MB	10,911	10,557	1.5	100	11,697	11,315	1.5	127
Total	66,705	27,496	214.5	3,455	64,418	27,856	197.0	3,721

(1)          Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, N.E. is northeast, N.W. is northwest, S.E. is southeast and S.W. is southwest.

Revenue

Revenue was $276.7 million in the second quarter of 2010, an increase of $41.5 million over 2009 revenue of $235.2 million. Of the $41.5 million increase, $40.5 million related to the increase in commodity prices for crude oil, natural gas, and natural gas liquids, with the remaining $1 million attributable to higher volumes.

A breakdown of revenue is outlined in Table 9:

Table 9

Revenue	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2010	2009	% Change	2010	2009	% Change
Oil revenue	179.2	153.7	17	368.9	274.1	35
Natural gas revenue	79.2	68.0	16	185.5	158.6	17
NGL revenue	17.6	13.0	35	35.3	26.2	35
Total commodity revenue	276.0	234.7	18	589.7	458.9	29
Other revenue	0.7	0.5	40	1.1	1.5	(27)
Total revenue	276.7	235.2	18	590.8	460.4	28

Commodity Prices Prior to Hedging

Table 10

	Three Months Ended June 30			Six Months Ended June 30
	2010	2009	% Change	2010	2009	% Change
Average Benchmark Prices
AECO gas ($/mcf) (1)	3.86	3.66	5	4.60	4.64	(1)
WTI oil (US$/bbl) (2)	77.99	59.62	31	78.39	51.46	52
Cdn$ / US$ exchange rate	1.03	1.16	11	1.03	1.20	14
WTI oil (Cdn$/bbl)	80.07	69.25	16	81.00	61.59	32
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	71.98	62.74	15	74.12	54.36	36
Natural gas ($/mcf)	4.12	3.73	10	4.78	4.45	7
NGL ($/bbl)	53.02	38.89	36	56.44	38.88	45
Total commodity revenue before hedging ($/boe)	45.82	40.32	14	48.84	39.36	24
Other revenue ($/boe)	0.11	0.09	22	0.09	0.13	(31)
Total revenue before hedging ($/boe)	45.93	40.41	14	48.93	39.49	24

(1)          Represents the AECO monthly posting.

(2)          WTI represents posting price of West Texas Intermediate oil.

Oil prices continued to recover in the second quarter of 2010 with WTI averaging US$77.99 per barrel as compared to US$59.62 per barrel for the second quarter of 2009. Actual realized oil prices lagged behind WTI as a result of the strengthening of the Canadian dollar compared to the U.S. dollar partially mitigated by a narrowing of price differentials. ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than five per cent of the total. The realized price for ARC’s oil, before hedging, was $71.98 per barrel, a 15 per cent increase over the second quarter 2009 realized price of $62.74 per barrel.

Natural gas prices increased by five percent in the second quarter of 2010 in comparison to the second quarter of 2009. Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $3.86 per mcf in the second quarter of 2010 compared to $3.66 per mcf in the same period of 2009. ARC’s realized gas price, before hedging, increased by ten per cent to $4.12 per mcf compared to $3.73 per mcf in the second quarter of 2009. From April 2010 to June 2010, the AECO daily index steadily increased.  The start-up of the Dawson gas plant and the subsequent increase in ARC’s gas production coincided with the increase in gas prices so that ARC’s realized gas price for the quarter was higher than both the quarterly average AECO monthly index and AECO daily index.  ARC’s realized gas price is based on its natural gas sales portfolio consisting of sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators. The outlook on natural gas prices remains weak, with North American storage levels being unusually high for this time of year. The forward curve for natural gas prices has remained constant from the first quarter of 2010 to the second quarter of 2010, with prices expected to range from $3.50 to $4.50 per mcf for the remaining two quarters of 2010.

Prior to hedging activities, ARC’s total realized commodity price was $45.82 per boe in the second quarter of 2010, a 14 per cent increase from the $40.32 per boe received prior to hedging in the second quarter of 2009.

Risk Management and Hedging Activities

ARC maintains a risk management program to reduce the volatility of revenues and increase the certainty of cash flows, and to protect acquisition and development economics.

Gains or losses on risk management contracts comprise realized and unrealized gains or losses that do not meet the accounting definition requirements of an effective hedge, even though ARC considers all risk management contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the Consolidated Statements of Income and Deficit.

During the second quarter of 2010, ARC realized $18.8 million of cash gains on its risk management contracts. The largest contributor to the cash gains was $17.9 million recorded on ARC’s natural gas swaps, offset by cash losses of $3.5 million on ARC’s natural gas basis swap contracts.

In the second quarter of 2010, ARC recorded a $6.6 million unrealized mark-to-market gain on its risk management contracts, resulting in a net fair value of $86 million at June 30, 2010. The net gain position is primarily attributed to ARC’s crude oil contracts, with the June 30, 2010 forward outlook on WTI softening slightly from March 31, 2010.  ARC also recorded a $14.9 million unrealized loss on its natural gas contracts that was due to the realization of gains during the second quarter of 2010 that had been recognized in previous periods. The fair value of risk management contracts represent the expected market price to buy-out ARC’s contracts as of June 30, 2010 and may differ from what will eventually be realized.

Table 11 summarizes the total gain (loss) on risk management contracts for the second quarter of 2010 as compared to the same period in 2009:

Table 11

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power (3)	Q2 2010 Total	Q2 2009 Total
Realized cash gain (loss) on contracts (1)	3.0	14.4	0.3	1.1	18.8	(1.9)
Unrealized gain (loss) on contracts (2)	18.7	(14.9)	0.7	2.1	6.6	(0.6)
Total gain (loss) on risk management contracts	21.7	(0.5)	1.0	3.2	25.4	(2.5)

(1)          Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2)          The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.

(3)          Amounts presented in Table 11 exclude a $0.2 million realized gain and a $0.5 million unrealized gain for ARC’s power contracts that have been designated as effective hedges for accounting purposes (2009 — realized losses of $0.9 million and unrealized losses of $0.2 million, respectively). Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income.

Table 11a summarizes the total gain (loss) on risk management contracts for the first half of 2010 as compared to the same period in 2009:

Table 11a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power (3)	YTD 2010 Total	YTD 2009 Total
Realized cash gain on contracts (1)	3.2	14.6	1.6	0.7	20.1	14.4
Unrealized gain (loss) on contracts (2)	16.2	69.3	0.1	4.7	90.3	(7.2)
Total gain on risk management contracts	19.4	83.9	1.7	5.4	110.4	7.2

(1)          Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2)          The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.

(3)          Amounts presented in Table 11a exclude a nominal realized loss and a $0.5 million unrealized gain for ARC’s power contracts that have been designated as effective hedges for accounting purposes (2009 — realized losses of $0.8 million and unrealized losses of $3.2 million, respectively). Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income.

ARC currently limits the amount of forecast production that can be hedged to a maximum 50 per cent. The following table is a summary of ARC’s risk management contract positions for crude oil and natural gas as at June 30, 2010.

Table 12

Hedge Positions

As at June 30, 2010 (1)(2)

	Q3 2010		Q4 2010		Q1 2011		Q2-Q4 2011
Crude Oil	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	92.00	15,000	92.00	15,000	100.00	5,000	100.00	5,000
Bought Put	76.67	15,000	76.67	15,000	80.00	5,000	80.00	5,000
Sold Put	59.09	11,000	59.09	11,000	60.00	5,000	60.00	5,000

Natural Gas	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Swap	5.60	101,101	5.61	87,110	6.06	45,000	6.06	45,000	(3)
Sold Call	5.05	10,000	5.05	10,000	—	—	—	—
Bought Put	4.00	10,000	4.00	10,000	—	—	—	—

(1)          The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price based on offsetting basis positions and the quarter end exchange rate.

(2)          In addition to positions shown here, ARC has entered into additional basis positions.  Please refer to note 7 in the Notes to the Consolidated Financial Statements for full details of ARC’s risk management positions as of June 30, 2010.

(3)          The natural gas positions for 2011 extend until December 31, 2013 for the same volume and price levels.

Table 12 should be interpreted as follows, using the third quarter 2010 crude oil hedges as an example. To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how the chart above can be interpreted for approximate values for the third quarter of 2010:

•                  If the market price is below $59.09 per barrel, ARC will receive $76.67 per barrel less the difference between $59.09 per barrel and the market price on 11,000 barrels per day.  For example if the market price is at $55 per barrel ARC will receive $72.58 per barrel on 11,000 barrels per day and $76.67 per barrel on 4,000 barrels per day.

•                  If the market price is between $59.09 per barrel and $76.67 per barrel, ARC will receive $76.67 per barrel on 15,000 barrels per day.

•                  If the market price is between $76.67 per barrel and $92 per barrel, ARC will receive the market price on 15,000 barrels per day.

•                  If the market price exceeds $92 per barrel, ARC will receive $92 per barrel on 15,000 barrels per day.

Operating Netbacks

ARC’s operating netback, before realized hedging gains and losses, increased six per cent to $25.30 per boe in the second quarter of 2010 compared to $23.82 per boe in the same period of 2009. The increase in netbacks is due mainly to the increase in commodity prices partially offset by an increase in royalties in the period.

ARC’s second quarter 2010 netback, after realized hedging gains and losses, was $28.38 per boe, a 21 per cent increase from the same period in 2009. The 2010 netback includes net gains recorded on ARC’s crude oil and natural gas risk management contracts during the quarter of $3.08 per boe compared to a net loss of $0.46 per boe recorded for the same period in 2009.

The components of operating netbacks are summarized in Table 13:

Table 13

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Gas ($/mcf)	NGL ($/bbl)	Q2 2010 Total ($/boe)	Q2 2009 Total ($/boe)
Weighted average sales price	72.29	63.00	4.12	53.02	45.82	40.32
Other revenue	—	—	—	—	0.11	0.09
Total revenue	72.29	63.00	4.12	53.02	45.93	40.41
Royalties	(12.65)	(8.68)	(0.57)	(16.17)	(7.89)	(4.72)
Transportation	(0.38)	(1.18)	(0.34)	—	(1.28)	(0.85)
Operating costs (1)	(15.74)	(15.42)	(1.38)	(10.10)	(11.46)	(11.02)
Netback prior to hedging	43.52	37.72	1.83	26.75	25.30	23.82
Realized gain (loss) on risk management contracts (2)	1.73	—	0.75	—	3.08	(0.46)
Netback after hedging	45.25	37.72	2.58	26.75	28.38	23.36

Table 13a

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Gas ($/mcf)	NGL ($/bbl)	YTD 2010 Total ($/boe)	YTD 2009 Total ($/boe)
Weighted average sales price	74.45	65.49	4.78	56.44	48.84	39.36
Other revenue	—	—	—	—	0.09	0.13
Total revenue	74.45	65.49	4.78	56.44	48.93	39.49
Royalties	(13.02)	(8.47)	(0.63)	(17.39)	(8.24)	(5.53)
Transportation	(0.25)	(1.14)	(0.31)	—	(1.14)	(0.90)
Operating costs (1)	(13.43)	(13.28)	(1.37)	(8.60)	(10.38)	(10.57)
Netback prior to hedging	47.75	42.60	2.47	30.45	29.17	22.49
Realized gain on risk management contracts (2)	0.82	—	0.38	—	1.53	0.76
Netback after hedging	48.57	42.60	2.85	30.45	30.70	23.25

(1)          Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

(2)          Realized gain (loss) on risk management contracts include the settlement amounts for crude oil and natural gas and power contracts.  Foreign exchange and interest contracts are excluded from the net back calculation.

Royalties as a percentage of pre-hedged commodity revenue net of transportation increased from 11.9 per cent ($4.72 per boe) in the second quarter of 2009 to 17.2 per cent ($7.89 per boe) in 2010. In the second quarter of 2009, ARC recorded one-time credits relating to additional operating cost deductions that are applied in determining the natural gas royalties in British Columbia. In addition, with the increase in commodity prices in the second quarter of 2010 relative to the same period in 2009, the price component of crown royalty rates contributed to the increase in royalties.

The Alberta Royalty Framework (“Framework” or “ARF”) took effect January 1, 2009 and provides for sliding scale crown royalty rates, whereby rates increase in high commodity price environments and decrease in low commodity price environments. The 2010 royalty rate is in line with management’s expectations due to the low natural gas price environment.

Royalty rates in the other western provinces vary with production levels and price but to a lesser extent than Alberta royalty rates.  Table 14 estimates the royalties applicable to production from ARC’s properties at various price levels.

Table 14

Royalty Rates - Forecast for 2010
Edmonton posted oil (Cdn/$/bbl) (1)	$60	$80	$100
AECO natural gas (Cdn$/mcf) (1)	$4.00	$5.50	$6.50
Alberta royalty rate	12.6%	18.1%	22.6%
Saskatchewan royalty rate (2)	17.9%	17.9%	17.9%
British Columbia royalty rate (2)	17.0%	17.0%	17.0%
Manitoba royalty rate (2)	13.0%	13.0%	13.0%
Total Corporate Royalty Rate	14.6%	17.8%	20.4%

(1)          Before quality differentials.

(2)          Royalty rate includes Crown, freehold and gross override royalties for all jurisdictions in which ARC operates.

Following the implementation of the ARF, the Alberta Government introduced certain transitional rates and incentive programs to provide royalty relief to producers and to encourage continued drilling activity in the province. ARC will be eligible for the Alberta programs assuming the necessary criteria are met and required elections are filed. The drilling credit program applies to new wells drilled between April 1, 2009 and March 31, 2011. As at June 30, 2010, ARC has received or accrued credits of $8.1 million and estimates it will generate a maximum $15.5 million credit over the life of the program based on forward looking prices. ARC is automatically eligible for the reduced royalty rate incentive on new production for wells coming on production between April 1, 2009 and March 31, 2011. These wells will receive a crown royalty rate of five per cent subject to certain production limits. During the second quarter of 2010 the Alberta government clarified specific details of their competitive review that resulted in changes to some of the existing programs. These changes will come into effect January 1, 2011.

During 2009, the British Columbia government announced a new stimulus package designed to attract investment and produce immediate economic benefits for the province.  The stimulus package included royalty incentives in the form of reduced royalty rates for wells drilled in the province between September 1, 2009 and June 30, 2010 and modifications to the existing deep well drilling program to increase available credits and expand depth criteria whereby additional wells may qualify for the program. ARC estimates that the deep well drilling credits could save approximately $1 million per horizontal well drilled. These credits will be recorded as a reduction to royalty expense to the extent that royalties are incurred on the well drilled.

In addition, the British Columbia government implemented a two per cent maximum royalty rate for a period of 12 months on wells drilled and produced from between September 30, 2009 and June 30, 2010. The majority of ARC’s Montney wells qualify for the deep drilling credit. For wells that do not qualify, the impact of the two per cent maximum royalty incentive is approximately $1 million per well at natural gas prices of $3 per mcf to $2.5 million per well at natural gas prices of $7 per mcf. Wells that qualify for the drilling credit program must draw down the drilling credit before qualifying for the reduced royalty program. Management plans to drill wells in British Columbia on operated properties during the incentive period in order to maximize the total benefit to ARC and its unitholders.

During the first six months of 2010, new wells drilled that qualified for the two per cent royalty incentive were brought on production.

Operating costs increased to $11.46 per boe in the second quarter of 2010 compared to $11.02 per boe in 2009.  The increase is attributable to higher power costs and higher than normal seasonal maintenance costs. Furthermore, the start-up of the Dawson gas plant and some of its initial operational challenges discussed previously slightly impacted the total increase in operating costs. ARC has entered into financial contracts to protect netbacks against high power costs. During the second quarter of 2010 and 2009, ARC recorded a realized gain of $0.19/boe and a loss of $0.08/boe, respectively, on risk management contracts related to power hedging.

General and Administrative (“G&A”) Expenses and Long-term Incentive Compensation

G&A, prior to long-term incentive payments under the Whole Unit Plan and net of overhead recoveries on operated properties, increased 41 per cent to $14.4 million in the second quarter of 2010 from $10.2 million in 2009. The increase in G&A is mainly due to higher compensation levels in the second quarter of 2010 relative to the same period in 2009 and an increase in rent expense due to the relocation of ARC’s head office. ARC realized higher operating recoveries from its partners due to a larger capital program, which partially offset the increase in G&A.

ARC did not make any payments under the Whole Unit Plan in the second quarter of 2010.  For the six months ended June 30, 2010 a cash payment was made of $15.1 million, of which $11 million was recorded in G&A with the remaining $4.1 million recorded to operating costs and property, plant and equipment. The next cash payment under the Whole Unit Plan is scheduled to occur in September 2010.

Table 15 is a breakdown of G&A and incentive compensation expense under the Whole Unit Plan:

Table 15

G&A and Trust Unit Incentive Compensation Expense	Three Months Ended June 30			Six Months Ended June 30
($ millions except per boe)	2010	2009	% Change	2010	2009	% Change
G&A expenses	18.7	13.8	36	37.7	28.6	32
Operating recoveries	(4.3)	(3.6)	20	(7.6)	(8.0)	(5)
Cash G&A expenses before Whole Unit Plan	14.4	10.2	41	30.1	20.6	46
Cash Expense — Whole Unit Plan	—	—	—	11.0	5.6	96
Cash G&A expenses including Whole Unit Plan	14.4	10.2	41	41.1	26.2	57
Accrued compensation - Whole Unit Plan	2.1	7.3	(71)	(3.4)	(3.6)	(6)
Total G&A and incentive compensation expense	16.5	17.5	(6)	37.7	22.6	67
Total G&A and incentive compensation expense per boe	2.74	2.99	(8)	3.12	1.94	61

A non-cash Whole Unit Plan expense of $2.1 million ($0.35 per boe) was recorded in the second quarter of 2010 compared to an expense of $7.3 million ($1.25 per boe) in the second quarter of 2009. The expense recorded fluctuates from quarter to quarter based on the value of the underlying trust unit and the amount of whole unit plan grants outstanding.

Whole Unit Plan

The Whole Unit Plan is designed to offer each employee, officer and director (the “plan participants”) cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of units is fixed and will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. A performance multiplier is applied to the PTUs based on the percentile rank of ARC’s total unitholder return compared to its peers. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

Table 16 shows the changes to the Whole Unit Plan during the first six months of 2010 along with the estimated value upon vesting of the plan as at June 30, 2010:

Table 16

Whole Unit Plan (units in thousands and $ millions except per unit)	Number of RTUs	Number of PTUs	Total RTUs and PTUs
Balance, beginning of period	1,052	1,305	2,357
Granted in the period	241	224	465
Vested in the period	(249)	(151)	(400)
Forfeited in the period	(48)	(99)	(147)
Balance, end of period (1)	996	1,279	2,275
Estimated distributions to vesting date (2)	166	289	455
Estimated units upon vesting after distributions	1,162	1,568	2,730
Performance multiplier (3)	—	1.1	—
Estimated total units upon vesting	1,162	1,730	2,892
Trust unit price at June 30, 2010	19.73	19.73	19.73
Estimated total value upon vesting ($ millions)	22.9	34.1	57.0

(1)          Based on underlying units before performance multiplier and accrued distributions.

(2)          Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.

(3)          The performance multiplier only applies to PTUs and was estimated to be 1.1 at June 30, 2010 based on an average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of ARC relative to its peers except during the first year of each grant where a performance multiplier of 1.0 is used.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. In periods where substantial trust unit price fluctuation occurs, ARC’s G&A expense is subject to significant volatility.

Table 17 is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier and units outstanding under the Whole Unit Plan as at June 30, 2010:

Table 17

Value of Whole Unit Plan as at June 30, 2010	Performance multiplier
(units thousands and $ millions except per unit)	-	1.0	2.0
Estimated units to vest
RTUs	1,162	1,162	1,162
PTUs	—	1,568	3,136
Total units (1)	1,162	2,730	4,298
Trust unit price (2)	19.73	19.73	19.73
Trust unit distributions per month (2)	0.10	0.10	0.10
Value of Whole Unit Plan upon vesting (3)	22.9	53.9	84.8
2010	4.8	9.1	13.5
2011	9.4	17.3	25.0
2012	6.9	20.7	34.5
2013	1.8	6.8	11.8

(1)          Includes additional estimated units to be issued under the Whole Unit Plan for accrued distributions to vesting date.

(2)          Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes a future trust unit price of $19.73 and $0.10 per trust unit distributions based on the unit price and distribution levels in place at June 30, 2010.

(3)          Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in March and September of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, ARC estimates that between $22.9 million and $84.8 million will be paid out from 2010 through 2013 based on the current trust unit price, distribution levels and ARC’s market performance relative to its peers.

Interest and financing charges

Interest and financing charges remained unchanged at $7.4 million in the second quarter of 2010 from $7.6 million in 2009 as net debt remained consistent between June 30, 2009 and June 30, 2010.  As at June 30, 2010, ARC has $670.8 million of long-term debt outstanding, of which $488.5 million was fixed at a weighted average interest rate of 5.8 per cent.  On the remaining $182.3 million, ARC pays a floating interest rate based on current market rates plus a credit spread of 60 to 70 basis points. Approximately 69 per cent (US$433.2 million) of ARC’s debt outstanding is denominated in U.S. dollars.

Foreign Exchange Gains and Losses

ARC recorded a loss of $12.6 million in the second quarter of 2010 on foreign exchange transactions compared to a gain of $40 million in 2009. These amounts include both realized and unrealized foreign exchange gains and losses.

Table 18 shows the various components of foreign exchange gains and losses:

Table 18

Foreign Exchange Gains/Losses	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2010	2009	% Change	2010	2009	% Change
Unrealized (loss) gain on U.S. denominated debt	(20.5)	42.6	(148)	(29.8)	28.3	(205)
Realized gain (loss) on U.S. denominated debt	7.5	(2.9)	359	28.3	(3.0)	—
Realized gain (loss) on U.S. denominated transactions	0.4	0.3	33	(0.3)	0.1	(400)
Total foreign exchange (loss) gain	(12.6)	40.0	(132)	(1.8)	25.4	(107)

Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements. During the second quarter of 2010, ARC realized a $7.5 million foreign exchange gain resulting from $91.6 million of net repayment of long-term debt under its credit facilities and a $6.4 million repayment of senior secured notes during the quarter. This debt repayment was financed with the issuance of US$150 million of new senior notes.

Unrealized foreign exchange gains and losses are due to the revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain or loss impacts net income but does not impact cash flow from operating activities as it is a non-cash item. From March 31, 2010 to June 30, 2010, the Cdn$/US$ exchange rate increased from 1.02 to 1.06 resulting in an unrealized loss of $13 million on U.S. dollar denominated debt, offset by the removal of $7.5 million of realized foreign exchange gains from the unrealized foreign exchange balance. This results in a net unrealized foreign exchange loss of $20.5 million.

Taxes

In the second quarter of 2010, a future income tax recovery of $5.7 million was recorded compared to $13 million in 2009. The reduction in recovery in 2010 was primarily attributed to temporary differences associated with the carrying value of ARC’s property, plant and equipment and its accumulated tax pools.

The corporate income tax rate applicable to 2010 is 28 per cent; however ARC and its subsidiaries did not pay any material cash income taxes for the second quarter of 2010. Currently, ARC’s structure is such that both income tax and future tax liabilities are passed on to the unitholders by means of royalty payments made between ARC Resources and the Trust.

ARC plans to convert to a dividend paying corporation effective January 1, 2011. The board of directors has approved the overall strategy and the detailed implementation steps are currently being defined. The conversion plan will be mailed to unitholders prior to a unitholder meeting planned for December 15, 2010. If a conversion from the trust structure to a corporation is approved by the unitholders, ARC expects there will be an opportunity to convert trust units to shares of the new corporation in a non-taxable manner; however, unitholders should consult their own tax advisor for details on the direct impact to themselves. In addition, current plans would see a dividend policy similar to the existing distribution policy with dividends being paid monthly.

Management continues to refine its plan for converting ARC Energy Trust to a corporation on January 1, 2011. Following the conversion, the corporation expects to allocate its cash flow to fund a portion of capital expenditures, periodic debt repayments, site reclamation expenditures, and cash payments to shareholders in the form of dividends.  Current taxes payable by ARC after converting to a corporation will be subject to normal corporate tax rates. Taxable income as a corporation will vary depending on total income and expenses and vary with changes to commodity prices, costs, claims for both accumulated tax pools and tax pools associated with current year expenditures.  As ARC has accumulated $2.2 billion of income tax pools for federal tax purposes, taxable income will be reduced or potentially eliminated for the initial period post conversion.  The income tax pools (detailed in Table 19) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

Table 19

Income Tax Pool type	Cdn$ millions at June 30, 2010	Annual deductibility
Canadian Oil and Gas Property Expense	961.9	10% declining balance
Canadian Development Expense	406.4	30% declining balance
Canadian Exploration Expense	85.4	100%
Un-depreciated Capital Cost	524.8	Primarily 25% declining balance
Non-Capital Losses	160.3	100%
Research and Experimental Expenditures	22.2	100%
Other	27.7	Various rates, 7% declining balance to 20%
Total Federal Tax Pools	2,188.7
Additional Alberta Tax Pools	177.6	Various rates, 25% declining balance to100%
Total Federal and Provincial Pools	2,366.3

After conversion, returns to shareholders are expected to be impacted by the reduction of cash flow required to pay current income taxes, if any. Over the long-term, we would expect Canadian investors who hold their trust units in a taxable account to be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a trust after 2010. However, Canadian tax deferred investors (those holding their trust units in a tax deferred vehicle such as an RRSP, RRIF or pension plan) and foreign investors will realize a lower after tax return on distributions in taxable years after 2010 due to the introduction of the SIFT Tax should ARC remain as a trust, and their inability to claim the dividend tax credit if ARC converts to a corporation.

Depletion, Depreciation and Accretion of Asset Retirement Obligation

The depletion, depreciation and accretion (“DD&A”) rate remained fairly consistent at $16.86 per boe in the second quarter of 2010 from $16.89 per boe in the second quarter of 2009. ARC posted a large increase in proved reserves at year-end 2009; however, these reserves were offset by a significant increase in the future development costs required to convert proven undeveloped reserves to proven producing reserves. In the second quarter of 2010, ARC relocated to a new head office and began depreciating the associated leasehold improvements and construction costs. In previous periods, nominal depreciation had been recognized.

A breakdown of the DD&A rate is summarized in Table 20:

Table 20

DD&A Rate	Three Months Ended June 30			Six Months Ended June 30
($ millions except per boe amounts)	2010	2009	% Change	2010	2009	% Change
Depletion of oil and gas assets (1)	98.3	94.9	4	197.5	190.0	4
Depreciation of fixed assets	0.8	—	100	0.8	—	100
Accretion of asset retirement obligation (2)	2.5	2.3	9	4.9	4.6	7
Total DD&A	101.6	97.2	5	203.2	194.6	4
DD&A rate per boe	16.86	16.89	—	16.83	16.69	1

(1)          Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment balance and is being depleted over the life of the reserves.

(2)          Represents the accretion expense on the asset retirement obligation during the year.

Capital Expenditures and Net Acquisitions

Capital expenditures, excluding acquisitions and dispositions, totaled $144 million in the second quarter of 2010 compared to $48.9 million in the same period of 2009. This amount was incurred on drilling and completions, geological, geophysical, facilities expenditures, and undeveloped land.

Of the total amount spent in the second quarter, $75.2 million was spent on ARC’s resource plays, including $71.1 million for the Montney resource play in Northeast British Columbia and $2.4 million for the Cardium resource play in Alberta. A total of $58.5 million was spent on ARC’s conventional oil and gas properties, $3.2 million on ARC’s enhanced oil recovery initiatives, and the balance of $7.1 million was spent on corporate capital items relating mainly to ARC’s new office space in downtown Calgary. Total capital expenditures are forecast to be $625 million in 2010.

A breakdown of capital expenditures and net acquisitions is shown in Table 21:

Table 21

Capital Expenditures	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2010	2009	% Change	2010	2009	% Change
Geological and geophysical	3.6	5.0	(28)	10.2	7.8	31
Drilling and completions	84.9	18.6	356	162.1	87.1	86
Plant and facilities	26.9	23.6	14	56.4	48.7	16
Undeveloped land purchased at crown land sales	21.5	0.2	—	25.4	0.4	—
Other capital	7.1	1.5	373	18.2	2.1	767
Total capital expenditures before net acquisitions	144.0	48.9	194	272.3	146.1	86
Producing property acquisitions (1)	—	0.1	(100)	6.3	0.2	—
Undeveloped land property acquisitions	—	2.2	(100)	—	8.3	(100)
Producing property dispositions (1)	—	—	—	—	—	—
Undeveloped land property dispositions	—	—	—	—	—	—
Total capital expenditures and net acquisitions	144.0	51.2	181	278.6	154.6	80

(1)          Value is net of post-closing adjustments.

Approximately 71 per cent of the $144 million capital program in the second quarter of 2010 was financed with cash flow from operating activities and proceeds from the distribution re-investment plan (“DRIP”) compared to 90 per cent for the same period of 2009. On a year-to date basis, ARC has funded 75 per cent of the capital expenditures with cash flow from operating activities and proceeds from DRIP as compared to 73 per cent for the first six months of 2009.

Table 22

Source of Funding of Capital Expenditures and Net Acquisitions

($ millions)

	Three Months Ended June 30, 2010			Three Months Ended June 30, 2009
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	144.0	—	144.0	48.9	2.3	51.2
Per cent funded by:
Cash flow from operating activities	60%	—	60%	55%	—	53%
Proceeds from distribution re-investment plan (“DRIP”)	11%	—	11%	35%	—	33%
Debt/(excess funding)	29%	—	29%	10%	100%	14%
	100%	—	100%	100%	100%	100%

Table 22a

Source of Funding of Capital Expenditures and Net Acquisitions

($ millions)

	Six Months Ended June 30, 2010			Six Months Ended June 30, 2009
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	272.3	6.3	278.6	146.1	8.5	154.6
Per cent funded by:
Cash flow from operating activities	63%	—	62%	49%	—	46%
Proceeds from distribution re-investment plan (“DRIP”)	12%	—	11%	24%	—	23%
Debt/(excess funding)	25%	100%	27%	27%	100%	31%
	100%	100%	100%	100%	100%	100%

Asset Retirement Obligation and Reclamation Fund

At June 30, 2010, ARC recorded an Asset Retirement Obligation (“ARO”) of $146 million ($149.9 million at December 31, 2009) for the future abandonment and reclamation of ARC’s properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability is then discounted at a weighted average credit adjusted risk free rate of 6.5 per cent to reflect ARC’s cost of borrowing for the period ended June 30, 2010.

Included in the June 30, 2010 ARO balance is a $0.6 million increase related to development activities and changes in estimates in the first six months of 2010, a decrease of $5.7 million relating to the change in estimated future obligations, $4.9 million for accretion expense in the period and a reduction of $3.7 million for actual abandonment expenditures incurred in the first six months of 2010.

ARC has established two reclamation funds to finance future asset retirement obligations; one fund has been restricted to finance obligations specifically associated with the Redwater property, with the general fund financing all other obligations. Future contributions for the two funds will vary over time in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon abandonment of ARC’s properties. Minimum contributions to the Redwater fund over the next 46 years will be approximately $86 million. The general fund has no minimum contribution requirement; however, the board of directors has approved voluntary contributions that currently result in annual contributions of $6 million.

ARC’s reclamation funds totaled $31.9 million as at June 30, 2010, compared to $33.2 million as at December 31, 2009. Under the terms of ARC’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or U.S. Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Capitalization, Financial Resources and Liquidity

A breakdown of ARC’s capital structure is outlined in Table 23, as at June 30, 2010 and December 31, 2009:

Table 23

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	June 30, 2010	December 31, 2009
Long-term debt	670.8	846.1
Working capital deficit (1)	58.0	56.3
Net debt obligations (2)	728.8	902.4
Market value of trust units and exchangeable shares (3)	5,003.5	4,765.7
Total capitalization (4)	5,732.3	5,668.1
Net debt as a percentage of total capitalization	12.7%	15.9%
Net debt to annualized YTD cash flow from operating activities	1.1	1.8

(1)          Working capital deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(2)          Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities.

(3)          Calculated using the total trust units outstanding at June 30 and December 31 including the total number of trust units issuable for exchangeable shares at June 30 and December 31 multiplied by the closing trust unit price of $19.73 and $19.94 at June 30, 2010 and December 31, 2009, respectively.

(4)          Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by ARC.

During the second quarter of 2010, ARC issued US$150 million of long-term notes with a coupon rate of 5.36 per cent and an average life of ten years. Proceeds from the issuance were used to repay existing long-term debt under the syndicated credit facility.

At June 30, 2010, ARC had total credit facilities of $1.4 billion with $670.8 million currently drawn resulting in unused credit available of $742.3 million. On August 3, 2010, ARC signed an agreement to renew its syndicated credit facility for a three year term, effective August 4, 2010 to August 3, 2013. The renewed facility increases the existing credit facility from $800 million to $1 billion and increases ARC’s total credit facilities from $1.4 billion to $1.6 billion. The credit facilities are made up of a banking syndicate that includes 13 domestic and international banks, senior notes, and a Master Shelf agreement with a U.S. institutional investor.

Costs of borrowing under our syndicated credit facility comprise two items: first, the underlying interest rate on Bankers’ Acceptances and Prime Loans (CDN dollar loans) or LIBOR Loans and US Base Rate Loans (U.S. denominated borrowings) and second, ARC’s credit spread.  The credit spread to ARC in 2009 and 2010 ranged between 60 and 70 basis points on all Bankers’ Acceptances and LIBOR Loans. No Prime Loans or US Base Rate Loans were made during this period.  Under the new bank credit facilities, the credit spread has increased to a range between 200 and 350 basis points for Bankers’ Acceptances and LIBOR loans. In addition to paying interest on the outstanding debt under the revolving syndicated credit facility, ARC is charged a standby fee for the amount of the undrawn facility. This standby fee has ranged from 12.5 to 15 basis points in 2009 and 2010 and will increase to 50 to 87.5 basis points under the renewed facility. These spreads are adjusted on the first day of the third month after each quarter-end date.

ARC’s debt agreements contain a number of covenants all of which were met as at June 30, 2010. These agreements are available at www.sedar.com.  The major financial covenants are described below:

•                  Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50 per cent of the book value of unitholders’ equity and long-term debt, letters of credit and subordinated debt.

ARC’s long-term strategy is to keep debt at less than 2.0 times cash flow from operating activities and under 20 per cent of total capitalization. This strategy resulted in manageable debt to cash flow levels throughout 2009 and 2010 and has positioned ARC to remain well below the debt covenant levels of 3.0 times. In 2010, with the closing of the equity offering, debt to cash flow from operating activities ratio declined to 1.1 times from 1.8 times in 2009. The expectation is that an increase in production volumes will result in further declines in this ratio during the course of the year assuming commodity prices remain stable.

The weak global economic situation in 2008 and 2009 impacted ARC along with all other oil and gas entities by restricting access to capital and increasing borrowing costs. The credit situation improved dramatically during the third and fourth quarters of 2009 and the first half of 2010 in the three markets that ARC typically uses to raise capital: equity, bank debt and long-term notes.

ARC also accesses long-term debt from large institutional investors by issuing long-term notes, normally with an average term of five to 10 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 5.8 per cent.

ARC expects to finance its 2010 capital program with cash flow from operating activities, proceeds from the DRIP and existing credit capacity. If ARC undertakes any major acquisitions, management would expect to finance the transactions with a combination of debt and equity in a cost effective manner.

Unitholders’ Equity

At June 30, 2010, there were 253.6 million trust units issued and issuable for exchangeable shares, an increase of 14.6 million trust units from December 31, 2009 due mostly to the issuance of 13 million trust units as part of an equity offering closed in January 2010. The equity offering was made concurrent with ARC’s $180 million purchase of properties at Ante Creek, with gross and net proceeds of approximately $252 million and $240 million, respectively.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first six months of 2010, ARC raised proceeds of $31.3 million and issued 1.6 million trust units pursuant to the DRIP at an average price of $20.01 per unit.

Distributions

In the second quarter of 2010, ARC declared distributions of $75.3 million ($0.30 per unit), representing 46 per cent of 2010 second quarter cash flow from operating activities compared to distributions of $75 million ($0.32 per unit) representing 72 per cent of cash flow from operating activities in the second quarter of 2009.

The following items may be deducted from cash flow from operating activities to arrive at distributions to unitholders:

•      a portion of capital expenditures;

•      annual contribution to the reclamation funds;

•      debt principal repayments;

•      income tax if any; and

•      certain obligations for future payments relative to the long-term incentive compensation under the Whole Unit Plan.

Cash flow from operating activities and distributions in total and per unit are summarized in Table 24 and Table 24a:

Table 24

Cash flow from operating activities	Three Months Ended June 30			Three Months Ended June 30
and distributions	2010	2009	% Change	2010	2009	% Change
	($ millions)			($ per unit)
Cash flow from operating activities	162.8	104.3	56	0.64	0.44	45
Net reclamation fund contributions(1)	(1.6)	(2.3)	(30)	(0.01)	(0.01)	—
Capital expenditures funded with cash flow from operating activities	(85.9)	(27.0)	218	(0.34)	(0.11)	209
Other (2)	—	—	—	0.01	—	—
Distributions	75.3	75.0	—	0.30	0.32	(6)

Table 24a

Cash flow from operating activities	Six Months Ended June 30			Six Months Ended June 30
and distributions	2010	2009	% Change	2010	2009	% Change
	($ millions)			($ per unit)
Cash flow from operating activities	321.5	228.6	41	1.27	0.98	30
Net reclamation fund withdrawals (contributions)(1)	1.4	(0.8)	175	0.01	—	—
Capital expenditures funded with cash flow from operating activities	(172.6)	(70.8)	144	(0.68)	(0.30)	126
Other (2)	—	—	—	—	—	—
Distributions	150.3	157.0	(4)	0.60	0.68	(12)

(1)          Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.

(2)          Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities are based on weighted average outstanding trust units in the period.

ARC continually assesses distribution levels, in light of commodity prices, capital expenditure programs and production volumes, to ensure that distributions are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•      To maintain a level of distributions that, in normal times, in the opinion of management and the board of directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on cash flows. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

•      To ensure that ARC’s financial flexibility is maintained by a review of ARC’s debt to equity and debt to cash flow from operating activities levels. The use of cash flow from operating activities and proceeds from equity offerings to fund capital development activities reduces the requirements of ARC to use debt to finance these expenditures. In the first six months of 2010, ARC funded 75 per cent of capital development activities with a portion of cash flow from operating activities and DRIP proceeds. Distributions and the actual amount of cash flows withheld to fund ARC’s capital expenditure program is dependent on the commodity price environment and is subject to the approval and discretion of the Board of Directors.

A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions.

Table 25 illustrates the comparison of distributions to net income as a measure of long-term sustainability.  With the decline in commodity prices in 2009 relative to 2008, distributions were reduced from $0.15 per unit per month in December 2008, to $0.12 per unit per month in January 2009, and subsequently to the current rate of $0.10 per unit per month in May 2009.

Table 25

Net income and Distributions	Second quarter
($ millions except per cent and per unit amounts)	2010	Full year 2009	Full year 2008
Net income	44.9	222.8	533.0
Distributions	75.3	298.5	570.0
Excess (Shortfall)	(30.4)	(75.7)	(37.0)
Excess (Shortfall) as per cent of net income	(68)%	(34)%	(7)%
Cash flow from operating activities	162.8	497.4	944.4
Distributions as a per cent of cash flow from operating activities	46%	60%	60%
Average distribution per unit per month	$0.10	$0.11	$0.22

The actual amount of future monthly distributions is proposed by management and is subject to the approval and discretion of the Board of Directors. The board reviews future distributions in conjunction with their review of quarterly financial and operating results.

Table 26

Calendar Year	Distributions	Taxable Portion	Return of Capital
2010 YTD (2)	0.60	0.58	0.02
2009	1.28	1.24	0.04
2008	2.67	2.62	0.05
2007	2.40	2.32	0.08
2006(1)	2.60	2.55	0.05
2005	1.94	1.90	0.04
2004	1.80	1.69	0.11
2003	1.78	1.51	0.27
2002	1.58	1.07	0.51
2001	2.41	1.64	0.77
2000	1.86	0.84	1.02
1999	1.25	0.26	0.99
1998	1.20	0.12	1.08
1997	1.40	0.31	1.09
1996	0.81	—	0.81
Cumulative	$25.58	$18.65	$6.93

(1)          Based on distributions paid and payable in 2006.

(2)          Based on distributions declared at June 30, 2010 and estimated taxable portion of 2010 distributions of 97 per cent.

Please refer to ARC’s website at www.arcresources.com for details of the monthly distribution amounts and distribution dates for 2010.

Taxation of Distributions

Distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcresources.com.

Environmental Initiatives Impacting ARC

There are no new material environmental initiatives impacting ARC at this time.

Contractual Obligations and Commitments

ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 27.

Table 27

	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	25.6	263.8	87.7	293.7	670.8
Interest payments (2)	28.0	51.5	41.4	64.2	185.1
Reclamation fund contributions (3)	4.9	8.9	7.7	64.2	85.7
Purchase commitments	44.1	32.3	14.0	11.9	102.3
Transportation commitments	8.0	30.0	22.3	17.4	77.7
Operating leases	3.9	14.2	14.7	68.4	101.2
Risk management contract premiums (4)	0.5	—	—	—	0.5
Total contractual obligations	115.0	400.7	187.8	519.8	1,223.3

(1)          Long-term and short-term debt.

(2)          Fixed interest payments on senior notes.

(3)          Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)          Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 7 of the unaudited Consolidated Financial Statements). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at June 30, 2010 on the balance sheet as part of risk management contracts.

On June 9, 2010, ARC announced that it had entered an Arrangement Agreement whereby ARC will acquire all of the existing and outstanding common shares of Storm Exploration Inc. (“Storm”). Pursuant to the arrangement agreement and subject to Storm’s shareholder and regulatory approval, each Storm shareholder can elect to receive either 0.57 of an ARC trust unit or, subject to adjustment, 0.2021 of an ARC Resources Ltd. exchangeable share. At the date of announcement, the transaction was valued at approximately $680 million plus the assumption of approximately $90 million of total debt. The transaction is expected to close on August 17, 2010.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. ARC’s 2010 capital budget has been approved by the Board at $625 million. This commitment has not been disclosed in the commitment table (Table 27) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the commitment table (Table 27) does not include any commitments for outstanding litigation and claims.

ARC has certain sales contracts with aggregators whereby the price received by ARC is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table (Table 27) as it is of a routine nature and is part of normal course of operations.

Off Balance Sheet Arrangements

ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 27), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of June 30, 2010.

Critical Accounting Estimates

ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

ARC’s financial and operating results incorporate certain estimates including:

•                  estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•                  estimated capital expenditures on projects that are in progress;

•                  estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•                  estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•                  estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•                  estimated future recoverable value of property, plant and equipment and goodwill.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.

Assessment of Business Risks

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

•                  volatility of oil and natural gas prices;

•                  refinancing and debt service;

•                  counterparty risk;

•                  variations in interest rates and foreign exchange rates;

•                  reserves estimates;

•                  changes in income tax legislation;

•                  changes in government royalty legislation;

•                  acquisitions;

•                  environmental concerns and impact on enhanced oil recovery projects;

•                  operational matters;

•                  depletion of reserves and maintenance of distribution; and

•                  project risks.

Internal Control over Financial Reporting

ARC is required to comply with National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian SOX (“C-Sox”). The certification of interim filings for the interim period ended June 30, 2010 requires that ARC disclose in the interim MD&A any changes in ARC’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect ARC’s internal control over financial reporting.  ARC confirms that no such changes were made to the internal controls over financial reporting during the first six months of 2010.

Financial Reporting Update

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises will be required to apply IFRS, in full and without modification, for all financial periods beginning January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by ARC for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

In 2008, ARC commenced the process to transition its financial statements from current Canadian GAAP to IFRS and has been progressing towards completion throughout 2009 and into 2010. ARC’s project consists of three key phases: the scoping and diagnostic phase, the impact analysis and evaluation phase and the implementation phase.  A wholesome description of ARC’s IFRS project phases and ARC’s progress to the end of 2009 is contained within ARC’s MD&A for the year ended December 31, 2009.

Throughout the second quarter of 2010, the process of training key accounting and finance personnel as well as the senior management team has continued. Internal and external IFRS training sessions were attended by senior management and members of the audit committee, while individuals within the financial reporting group have continued to participate in various seminars and industry discussion groups regarding the application of current IFRSs and potential future changes to the standards.

Internal staff within the financial reporting group continues to lead the conversion project along with sponsorship from the management team. The project continues to progress according to the project plan and ARC expects to be completed in time to meet its 2011 financial reporting requirements.

Many of the differences between IFRSs and Canadian GAAP have now been quantified. ARC has not yet prepared a full set of annual financial statements under IFRSs; therefore, amounts are unaudited. In some areas, the impacts of identified differences are still being determined.  In June 2010, management presented a draft opening balance sheet and draft first quarter 2010 statement of income and balance sheet prepared under IFRS as well as key accounting policy choices to the audit committee for their review. The audit committee has approved ARC’s IFRS accounting policy selections that have been presented by management to date as disclosed herein.

First Time Adoption of IFRS

Most adjustments required on transition to IFRSs will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented, based on standards applicable at that time.  IFRS 1 provides entities adopting IFRS for the first time with certain optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. Management has analyzed the various accounting policy choices available under IFRS 1 and has implemented those determined to be the most appropriate for ARC.  Accordingly, it has applied the following IFRS 1 exemptions:

•                  Property, Plant and Equipment (“PP&E”) — IFRS 1 provides an option to entities such as ARC who follow the full cost accounting guideline under Canadian GAAP to value their oil and gas PP&E on the date of transition to IFRS at its deemed cost, defined as the carrying value assigned to these assets under Canadian GAAP at the date of transition, January 1, 2010.   Under IFRS, ARC’s PP&E must be divided into multiple cash generating units (CGUs) which is unlike full cost accounting where all oil and gas assets are accumulated into one cost centre. The deemed cost of ARC’s oil and gas PP&E has been allocated to seven CGUs based on ARC’s proved plus probable reserve values at January 1, 2010.  These CGUs are aligned with the major geographic regions in which ARC operates and could change in the future as a result of significant acquisition or disposition activity.

•                  Business Combinations — IFRS 1 provides an optional exemption to the requirement to retrospectively restate any business combinations that have previously been recorded under Canadian GAAP.  Accordingly, ARC will not be recording any adjustments to retrospectively restate any of its business combinations that have occurred prior to January 1, 2010.

The following is a listing of key areas where accounting policies differ and where accounting policy decisions are necessary that will impact our reported financial position and results of operations:

•                  Re-classification of Exploration and Evaluation (“E&E”) expenditures from PP&E — Upon transition to IFRS, ARC will reclassify all E&E expenditures that are currently recognized as PP&E on the Consolidated Balance Sheet. This consists of the carrying value of certain undeveloped land that relates to exploration properties. E&E assets will not be amortized and must be assessed for impairment when indicators suggest the possibility of impairment as well as upon transition to PP&E.  Management has identified approximately $23 million of its property, plant and equipment that meets the criteria to be classified as E&E in the opening balance sheet prepared under IFRS as at January 1, 2010.

•                  Calculation of depletion expense for PP&E assets — Upon transition to IFRS, ARC has the option to calculate depletion using a reserve base of proved reserves or both proved plus probable reserves, as compared to the Canadian GAAP method of calculating depletion using proved reserves only.  ARC plans to determine its depletion expense using proved plus probable reserves as its depletion base.  Accordingly, ARC expects that its depletion expense for the six months ended June 30, 2010 would be reduced by approximately $2.00 per boe of production or approximately $20 million as compared to its current calculation under Canadian GAAP.

•                  Impairment of PP&E assets — Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP. Impairment calculations will be performed by comparing the carrying values of each cash generating unit to the higher of its fair value less cost to sell or value in use as defined under IFRS. Impairment tests are required to be performed on initial transition to IFRS. At January 1, 2010, no impairment was identified.

•                  Provisions for asset retirement costs — Under IFRS, ARC is required to revalue its entire liability for asset retirement costs at each balance sheet date using a current liability-specific discount rate. Under Canadian GAAP, once recorded, asset retirement obligations are not adjusted for future changes in discount rates. Though it is expected that ARC’s asset retirement cost will increase as a result of applying IFRS, the magnitude of the increase is still being quantified by management.

•                  Exchangeable shares — Under IFRS, exchangeable shares are considered a puttable financial instrument and will be classified as a current financial liability. They will be recorded on the statement of financial position at their fair value with any changes being recorded in the statement of comprehensive income. At January 1, 2010, ARC’s current liability associated with exchangeable shares under IFRS is $47.2 million.  Under Canadian GAAP, exchangeable shares are classified as non-controlling interest and measured using the equity method.

In addition to accounting policy differences, ARC’s transition to IFRS is expected to impact its internal controls over financial reporting, disclosure controls and procedures, certain of ARC’s business activities and IT systems as follows:

•                  Internal controls over financial reporting (“ICFR”) — ARC is currently in the process of reviewing its ICFR documentation and is identifying instances where controls must be amended or added in order to address the accounting policy changes required under IFRS.  It is anticipated that any documentation changes will be substantively completed by the end of the third quarter and that testing of amended controls will commence in the fourth quarter.  No material changes in control procedures are expected as a result of transition to IFRS.

•                  Disclosure controls and procedures — ARC has assessed the impact of transition to IFRS on its disclosure controls and procedures and has not identified any material changes required in its control environment. It is expected that there will be increased note disclosure around certain financial statement items than what is currently required under Canadian GAAP. Management is currently drafting its IFRS note disclosure in accordance with current IFRS standards and continues to monitor requirements put forth by the IASB in discussion papers and exposure drafts for future disclosure requirements. Throughout the transition process, ARC has been assessing its stakeholders’ information requirements and will ensure that adequate and timely information is provided to meet these needs. ARC management plans to deliver investor presentations during the second half of 2010 to explain the most significant changes from its financial statements prepared under Canadian GAAP statements to those prepared under IFRS.

•                  Business activities — Management has been cognizant of the upcoming transition to IFRS and as such has worked with its counterparties and lenders to ensure that any agreements that contain references to Canadian GAAP financial statements are modified to allow for IFRS statements. Based on the expected changes to ARC’s accounting policies at this time, no issues are expected with the existing wording of debt covenants and related agreements as a result of the conversion to IFRS. During the 2010 quarterly meetings held with its lenders, ARC provides an update on IFRS as it relates to ARC so that management can communicate any potential issues as final accounting policy choices are made.

•                  IT systems — ARC has completed the accounting system updates required in order to ready the company for IFRS reporting. The modifications were not significant, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E and E&E expenditures at a more granular level of detail for IFRS reporting.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for ARC. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Forward-looking Information and Statements

This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends”, “strategy” and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: all of the matters under the heading “2010 Guidance and Financial Highlights” which contains guidance for 2010, the future expenditure plans for 2010 and expected production under the heading “Production”, the expectations regarding the pricing of natural gas for 2010 under the heading “Commodity Prices Prior to Hedging”, the expected benefits from various incentive plans instituted in the provinces of Alberta and British Columbia and future operating costs under the heading “Operating Netbacks”,  the plans for converting ARC Energy Trust to a corporation and the payment of income taxes in the future by ARC and the availability of a non-taxable conversion of trust units to shares on the conversion of the trust structure to a corporation under the heading “Taxes”, the information as to total capital expenditures forecasted for 2010 under the heading “Capital Expenditures and Net Acquisitions”, the information relating to financing the 2010 capital expenditures under the heading: “Capitalization, Financial Resources and Liquidity”, the expectations related to the transition from Canadian GAAP to IFRS under the heading “Financial Reporting Update” and “First Time Adoption of IFRS”, and a number of other matters, including the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC’s reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC’s products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC’s properties, increased debt levels or debt service requirements; inaccurate estimation of ARC’s oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC’s public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC’s Annual Information Form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per	2010		2009				2008
unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
FINANCIAL
Revenue before royalties	276.7	314.1	278.6	239.2	235.2	225.2	300.8	485.7
Per unit (1)	1.09	1.25	1.17	1.01	0.99	0.98	1.38	2.24
Cash flow from operating activities	162.8	158.7	143.2	125.6	104.3	124.3	209.4	251.4
Per unit — basic (1)	0.64	0.63	0.60	0.53	0.44	0.54	0.96	1.16
Per unit - diluted	0.64	0.63	0.60	0.53	0.44	0.54	0.96	1.16
Net income	44.9	139.4	65.5	68.9	66.1	22.3	82.7	311.7
Per unit — basic (2)	0.18	0.56	0.28	0.29	0.28	0.10	0.38	1.46
Per unit - diluted	0.18	0.56	0.28	0.29	0.28	0.10	0.38	1.46
Distributions	75.3	75.0	70.9	70.6	75.0	82.0	127.2	171.3
Per unit — basic (3)	0.30	0.30	0.30	0.30	0.32	0.36	0.59	0.80
Total assets	4,068.5	4,020.1	3,914.5	3,642.9	3,672.5	3,733.1	3,766.7	3,687.5
Total liabilities	1,384.3	1,322.4	1,540.1	1,278.4	1,323.1	1,392.1	1,624.6	1,530.8
Net debt outstanding (4)	728.8	677.8	902.4	705.4	737.6	781.5	961.9	773.2
Weighted average trust units (5)	253.2	251.8	238.5	237.7	236.6	228.9	218.3	216.6
Trust units outstanding and issuable (5)	253.6	252.8	239.0	238.1	237.1	236.0	219.2	217.4
CAPITAL EXPENDITURES
Geological and geophysical	3.6	6.6	2.9	3.0	5.0	2.8	3.7	1.3
Land	21.5	3.9	2.0	4.5	0.2	0.2	17.1	18.6
Drilling and completions	84.9	77.2	66.1	61.0	18.6	68.5	117.1	91.4
Plant and facilities	26.9	29.5	35.3	26.1	23.6	25.1	30.5	24.2
Other capital	7.1	11.1	11.0	1.6	1.5	0.6	1.0	0.9
Total capital expenditures	144.0	128.3	117.3	96.2	48.9	97.2	169.4	136.4
Property acquisitions (dispositions) net	—	6.3	1.1	(30.1)	2.3	6.2	27.6	13.1
Corporate acquisitions	—	—	178.9	—	—	—	—	—
Total capital expenditures and net acquisitions	144.0	134.6	297.3	66.1	51.2	103.4	197.0	149.5
OPERATING
Production
Crude oil (bbl/d)	27,354	27,640	27,415	26,921	26,917	28,806	28,935	28,509
Natural gas (mmcf/d)	211.2	217.9	189.0	193.1	200.2	193.8	195.1	192.0
Natural gas liquids (bbl/d)	3,655	3,252	3,597	3,717	3,679	3,764	3,858	3,822
Total (boe per day 6:1)	66,208	67,207	62,520	62,824	63,969	64,872	65,313	64,325
Average prices
Crude oil ($/bbl)	71.98	76.26	72.61	67.74	62.74	46.44	56.26	114.20
Natural gas ($/mcf)	4.12	5.42	4.58	3.25	3.73	5.20	7.48	8.68
Natural gas liquids ($/bbl)	53.02	60.33	46.12	38.92	38.89	38.86	45.22	82.87
Oil equivalent ($/boe)	45.82	51.85	48.35	41.31	40.32	38.40	49.93	81.42
TRUST UNIT TRADING PRICES
(based on intra-day trading)
High	22.33	22.49	21.89	20.20	19.25	20.90	22.55	33.30
Low	19.20	19.80	19.06	15.48	14.12	11.73	15.01	22.33
Close	19.73	20.50	19.94	20.20	17.81	14.15	20.10	23.10
Average daily volume (thousands)	1,043	1,287	963	1,038	988	1,240	1,523	841

(1)          Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.

(2)          Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(3)          Based on number of trust units outstanding at each distribution date.

(4)          Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.

(5)          Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

CONSOLIDATED BALANCE SHEETS (unaudited)

As at June 30 and December 31

(Cdn$ millions)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$0.3	$—
Accounts receivable (Note 2)	131.8	115.9
Prepaid expenses	12.0	18.2
Risk management contracts (Note 7)	51.8	5.9
Future income taxes	—	7.1
	195.9	147.1
Reclamation funds	31.9	33.2
Risk management contracts (Note 7)	34.2	3.2
Property, plant and equipment	3,648.9	3,573.4
Goodwill	157.6	157.6
Total assets	$4,068.5	$3,914.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$177.0	$166.7
Distributions payable	25.1	23.7
Risk management contracts (Note 7)	—	12.9
Future income taxes	8.9	—
	211.0	203.3
Risk management contracts (Note 7)	—	1.0
Long-term debt (Note 4)	670.8	846.1
Other long-term liabilities	34.8	10.9
Asset retirement obligations (Note 5)	146.0	149.9
Future income taxes	321.7	328.9
Total liabilities	1,384.3	1,540.1

COMMITMENTS AND CONTINGENCIES (Note 13)

NON-CONTROLLING INTEREST
Exchangeable shares (Note 8)	37.6	36.0

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 9)	3,191.3	2,917.6
Deficit (Note 10)	(544.6)	(578.6)
Accumulated other comprehensive loss (Note 10)	(0.1)	(0.6)
Total unitholders’ equity	2,646.6	2,338.4
Total liabilities and unitholders’ equity	$4,068.5	$3,914.5

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (unaudited)

For the three and six months ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions, except per unit amounts)	2010	2009	2010	2009

REVENUES
Oil, natural gas and natural gas liquids	$276.7	$235.2	$590.8	$460.4
Royalties	(47.5)	(27.5)	(99.4)	(64.5)
	229.2	207.7	491.4	395.9
Gain (loss) on risk management contracts (Note 7)
Realized	18.8	(1.9)	20.1	14.4
Unrealized	6.6	(0.6)	90.3	(7.2)
	254.6	205.2	601.8	403.1

EXPENSES
Transportation	7.7	4.9	13.7	10.5
Operating	69.1	64.2	125.3	123.3
General and administrative	16.5	17.5	37.7	22.6
Interest and financing charges (Note 4)	7.4	7.6	18.4	13.4
Depletion, depreciation and accretion	101.6	97.2	203.2	194.6
Loss (gain) on foreign exchange	12.6	(40.0)	1.8	(25.4)
	214.9	151.4	400.1	339.0

Future income tax recovery (expense)	5.7	13.0	(15.6)	25.2
Net income before non-controlling interest	45.4	66.8	186.1	89.3
Non-controlling interest (Note 8)	(0.5)	(0.7)	(1.8)	(0.9)
Net income	$44.9	$66.1	$184.3	$88.4

Deficit, beginning of period	$(514.2)	$(562.6)	$(578.6)	$(502.9)
Distributions paid or declared (Note 11)	(75.3)	(75.0)	(150.3)	(157.0)
Deficit, end of period (Note 10)	$(544.6)	$(571.5)	$(544.6)	$(571.5)

Net income per unit (Note 9)
Basic and Diluted	$0.18	$0.28	$0.74	$0.38

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

For the three and six months ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2010	2009	2010	2009

Net income	$44.9	$66.1	$184.3	$88.4

Other comprehensive income (loss), net of tax
Losses on financial instruments designated as cash flow hedges (1)	0.5	(0.8)	0.4	(2.9)
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current period (2) (Note 7)	(0.1)	0.7	—	0.6
Net unrealized gains (losses) on available-for-sale reclamation funds’ investments (3)	0.1	(0.1)	0.1	(0.2)
Other comprehensive income (loss)	0.5	(0.2)	0.5	(2.5)
Comprehensive income	$45.4	$65.9	$184.8	$85.9

Accumulated other comprehensive (loss) income, beginning of period	(0.6)	(0.4)	(0.6)	1.9
Other comprehensive income (loss)	0.5	(0.2)	0.5	(2.5)
Accumulated other comprehensive loss, end of period (Note 10)	$(0.1)	$(0.6)	$(0.1)	$(0.6)

(1)               Amounts are net of tax of $0.2 million and $0.1 million, respectively, for the three and six months ended June 30, 2010 (net of tax of $0.3 million and $1 million, respectively, for the three and six months ended June 30, 2009).

(2)               Nominal future income tax impact for the three and six months ended June 30, 2010 (net of tax of $0.2 million for the three and six months ended June 30, 2009).

(3)               Nominal future income tax impact for the three and six months ended June 30, 2010 (nominal impact for the three and six months ended June 30, 2009).

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and six months ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2010	2009	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$44.9	$66.1	$184.3	$88.4
Add items not involving cash:
Non-controlling interest (Note 8)	0.5	0.7	1.8	0.9
Future income tax (recovery) expense	(5.7)	(13.0)	15.6	(25.2)
Depletion, depreciation and accretion	101.6	97.2	203.2	194.6
Non-cash (gain) loss on risk management contracts (Note 7)	(6.6)	0.6	(90.3)	7.2
Non-cash lease inducement	2.7	—	2.7	—
Non-cash loss (gain) on foreign exchange	13.0	(39.7)	1.5	(25.3)
Non-cash trust unit incentive compensation expense (recovery) (Note 12)	2.8	8.6	(3.6)	(3.5)
Expenditures on site restoration and reclamation (Note 5)	(2.2)	(1.2)	(3.7)	(2.9)
Change in non-cash working capital	11.8	(15.0)	10.0	(5.6)
	162.8	104.3	321.5	228.6

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt under revolving credit facilities, net	(91.6)	(97.2)	(321.3)	(309.6)
Issue of Senior Notes	159.0	152.9	210.4	152.9
Repayment of Senior Notes	(6.4)	(12.6)	(65.8)	(12.6)
Issue of trust units, net of issue costs	0.6	0.3	240.7	240.9
Cash distributions paid (Note 11)	(59.8)	(63.1)	(118.6)	(131.3)
Change in non-cash working capital	(1.6)	0.1	1.1	2.0
	0.2	(19.6)	(53.5)	(57.7)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	—	(2.3)	(6.3)	(8.5)
Capital expenditures	(143.6)	(47.1)	(272.9)	(146.4)
Net reclamation fund (contributions) withdrawals	(1.6)	(2.3)	1.4	(0.8)
Change in non-cash working capital	(17.8)	(33.0)	10.1	(55.2)
	(163.0)	(84.7)	(267.7)	(210.9)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	0.3	(40.0)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	0.3	—	—	40.0
CASH AND CASH EQUIVALENTS, END OF PERIOD	$0.3	$—	$0.3	$—

See accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2010 and 2009

(all tabular amounts in Cdn$ millions, except per unit amounts)

1.              SUMMARY OF ACCOUNTING POLICIES

The unaudited interim Consolidated Financial Statements follow the same accounting policies as the most recent annual audited financial statements. The interim Consolidated Financial Statement note disclosures do not include all of those required by Canadian generally accepted accounting principles (“GAAP”) applicable for annual Consolidated Financial Statements.  Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in ARC’s 2009 annual report.

2.              FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations.  ARC is exposed to credit risk with respect to its cash equivalents, accounts receivable, reclamation funds, and risk management contracts. Most of ARC’s accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks.  ARC manages this credit risk as follows:

•                  By entering into sales contracts with only established credit worthy counterparties as verified by a third party rating agency, through internal evaluation or by requiring security such as letters of credit;

•                  By limiting exposure to any one counterparty in accordance with ARC’s credit policy; and

•                  By restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that, at the time of transaction, are not less than investment grade.

The majority of the credit exposure on accounts receivable at June 30, 2010 pertains to accrued revenue for June 2010 production volumes.  ARC transacts with a number of oil and natural gas marketing companies and commodity end users (“commodity purchasers”).  Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production.  Joint interest receivables are typically collected within one to three months following production.  At June 30, 2010, no one counterparty accounted for more than 25 per cent of the total accounts receivable balance and the largest commodity purchaser receivable balance is fully secured with Letters of Credit.

When determining whether amounts that are past due are collectable, management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due.  As at June 30, 2010, $5.2 million of accounts receivable are past due, excluding amounts in ARC’s allowance for doubtful accounts, all of which are considered to be collectable.  The change in ARC’s allowance for doubtful accounts for the period ended June 30, 2010 is nominal.

Maximum credit risk is calculated as the total recorded value of cash equivalents, accounts receivable, reclamation funds, and risk management contracts at the balance sheet date.

3.              FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units.  Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities.

The following table details ARC’s financial liabilities as at June 30, 2010:

($ millions)	1 year	2 - 3 years	4 - 5 years	Beyond 5 years	Total
Accounts payable and accrued liabilities (1)	181.4	—	—	—	181.4
Distributions payable (2)	19.4	—	—	—	19.4
Risk management contracts (3)	3.7	2.8	—	—	6.5
Senior notes and interest	51.1	135.4	129.1	358.0	673.6
Revolving credit facilities	—	179.9	—	—	179.9
Working capital facility	2.4	—	—	—	2.4
Accrued long-term incentive compensation (1)	—	35.0	—	—	35.0
Total financial liabilities	258.0	353.1	129.1	358.0	1,098.2

(1)              Liabilities under the Whole Trust Unit Incentive Plan represent the total amount expected to be paid out on vesting.

(2)                Amounts payable for the distribution represents the net cash payable after distribution reinvestment.

(3)                Amounts payable under risk management contracts have been presented at their future value without any reduction for entity-specific risk.

4.              LONG-TERM DEBT

	June 30, 2010	December 31, 2009
Syndicated credit facilities:
Cdn$ denominated	$179.9	$423.0
US$ denominated	—	74.3
Working capital facility	2.4	7.9
Senior notes:
Master Shelf Agreement
5.42% US$ Note	79.6	78.5
4.94% US$ Note	6.4	6.3
4.98% US$ Note	53.0	—
2004 Note Issuance
4.62% US$ Note	27.2	54.5
5.10% US$ Note	25.5	65.4
2009 Note Issuance
7.19% US$ Note	71.6	70.6
8.21% US$ Note	37.1	36.6
6.50% Cdn$ Note	29.0	29.0
2010 Note Issuance
5.36% US$ Note	159.1	—
Total long-term debt outstanding	$670.8	$846.1

Credit Facilities

ARC has an $800 million, annually extendible, financial covenant-based syndicated credit facility (“the facility”).  The maturity date of the facility is April 15, 2011.  ARC also has in place a $25 million demand working capital facility. The working capital facility is subject to the same covenants as the syndicated credit facility.

Borrowings under the facility bear interest at bank prime (2.5 per cent at June 30, 2010, 2.25 per cent at December 31, 2009), or, at ARC’s option, Canadian dollar bankers’ acceptances or U.S. dollar LIBOR loans, plus a stamping fee.  These stamping fees vary between a minimum of 60 basis points (“bps”) to a maximum of 110 bps.

On August 3, 2010, ARC signed an agreement to renew its syndicated credit facility for a three year term, effective August 4, 2010 to August 3, 2013.  The renewed facility is for $1 billion and bears interest at Canadian bank prime or US base rate, or, at ARC’s option, Canadian dollar bankers’ acceptances or U.S. dollar LIBOR loan rates, plus applicable margin and stamping fee.  The total stamping fees range between 100 bps and 250 bps on Canadian bank prime and US base rate borrowings and between 200 bps and 350 bps on Canadian dollar banker’s acceptance and U.S. dollar LIBOR borrowings.  The undrawn portion of the facility is subject to a standby fee in the range of 50 to 87.5 bps.

Additionally, the working capital facility has been increased to $30 million. The credit facility is annually extendable at the option of ARC and the financial covenants are the same as those detailed at December 31, 2009.   As a result of the renewal becoming effective prior to the preparation and release of the second quarter financial statements, ARC has continued to present its borrowings outstanding on its credit facility as a long-term liability at June 30, 2010.

During the second quarter of 2010, the weighted-average interest rate under the credit facility was 1.0 per cent (1.1 per cent for the second quarter of 2009) and 1.0 per cent for the six months ended June 30, 2010 (1.4 per cent for the six months ended 2009).

Senior Notes Issued Under a Master Shelf Agreement

The terms and rates of the senior notes issued under the Master Shelf Agreement are the same as those detailed at December 31, 2009, with the exception of a new tranche issued on March 5, 2010.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
March 5, 2010	US$50.0 million	4.98%	March 5, 2019	Five equal installments beginning March 5, 2015

In the second quarter of 2010, ARC amended its note agreements with its lenders to remove security on its senior notes outstanding and as a result all senior notes outstanding are unsecured as at June 30, 2010.  No consideration was offered in respect of this amendment.

Senior Notes not Subject to the Master Shelf Agreement

In the first quarter of 2010, ARC elected to prepay US$58.5 million of outstanding principal on its 2004 Note Issuance. A make whole payment of US$4.8 million was made in conjunction with the note prepayment and is classified as interest and financing charges on the statement of income. The amendment to the 2004 Note agreements were made to align the key provisions in all outstanding senior note agreements.

The terms and rates of the remaining senior notes not subject to the Master Shelf Agreement are the same as those detailed at December 31, 2009, with the exception of the aforementioned 2004 notes and a new tranche issued on May 27, 2010.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
April 27, 2004	US$25.7 million	4.62%	April 27, 2014	Six equal installments beginning April 27, 2009
April 27, 2004	US$24.0 million	5.10%	April 27, 2016	Five equal installments beginning April 27, 2012
May 27, 2010	US$150.0 million	5.36%	May 27, 2022	Five equal installments beginning May 27, 2018

In the second quarter of 2010, ARC amended its note agreements with its lenders to remove security on its senior notes outstanding and as a result all senior notes outstanding are unsecured as at June 30, 2010.  No consideration was offered in respect of this amendment.

Credit Capacity

The following table summarizes ARC’s available credit capacity and the current amounts drawn as at June 30, 2010:

	Credit Capacity	Drawn	Remaining
Syndicated Credit Facility	$800.0	$179.9	$620.1
Working Capital Facility	25.0	2.4	22.6
Senior Notes Subject to a Master Shelf Agreement(1)	238.6	139.0	99.6
Senior Notes Not Subject to a Master Shelf Agreement	349.5	349.5	—
Total	$1,413.1	$670.8	$742.3

(1)          Total credit capacity is US$225 million.

Supplemental disclosures

The fair value of all senior notes as at June 30, 2010, is $517.6 million compared to a carrying value of $488.5 million ($347.3 million compared to $340.9 million as at December 31, 2009).

Amounts of US$21.8 million due under the senior notes and $2.4 million due under ARC’s working capital facility in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance these amounts through the syndicated credit facility effective August 4, 2010.

Interest paid during the second quarter of 2010 exceeded interest expense by $1 million (interest paid was equal to interest expense in the second quarter of 2009).

5.              ASSET RETIREMENT OBLIGATIONS

The following table reconciles ARC’s asset retirement obligations:

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Balance, beginning of period	$149.9	$141.5
Increase in liabilities relating to corporate acquisitions	—	4.0
Increase in liabilities relating to development activities	0.6	1.7
(Decrease) increase in liabilities relating to change in estimate	(5.7)	2.1
Settlement of reclamation liabilities during the period	(3.7)	(8.7)
Accretion expense	4.9	9.3
Balance, end of period	$146.0	$149.9

ARC’s weighted average credit adjusted risk free rate as at June 30, 2010 was 6.5 per cent (6.5 per cent as at December 31, 2009).

6.              CAPITAL MANAGEMENT

The objective of ARC when managing its capital is to maintain a conservative structure that will allow it to:

•                  Fund its development and exploration program;

•                  Provide financial flexibility to execute on strategic opportunities; and

•                  Maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to unitholders.

ARC manages the following capital:

•                  Trust units and exchangeable shares;

•                  Long-term debt; and

•                  Working capital (defined as current assets less current liabilities excluding risk management contracts and future income taxes).

When evaluating ARC’s capital structure, management’s objective is to limit net debt to less than two times annualized cash flow from operating activities and 20 per cent of total capitalization. As at June 30, 2010 ARC’s net debt to annualized cash flow from operating activities ratio is 1.1 and its net debt to total capitalization ratio is 12.7 per cent.

($ millions, except per unit and per cent amounts)	June 30, 2010	December 31, 2009
Long-term debt	670.8	846.1
Accounts payable and accrued liabilities	177.0	166.7
Distributions payable	25.1	23.7
Cash and cash equivalents, accounts receivable and prepaid expenses	(144.1)	(134.1)
Net debt obligations (1)	728.8	902.4

Trust units outstanding and issuable for exchangeable shares (millions)	253.6	239.0
Trust unit price (2)	19.73	19.94
Market capitalization (1)	5,003.5	4,765.7
Net debt obligations (1)	728.8	902.4
Total capitalization (1)	5,732.3	5,668.1

Net debt as a percentage of total capitalization	12.7%	15.9%
Net debt obligations to annualized cash flow from operating activities	1.1	1.8

(1)          Net debt obligations, market capitalization and total capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

(2)          TSX close price as at June 30, 2010 and December 31, 2009 respectively.

ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

In addition to internal capital management ARC is subject to various covenants under its credit facilities.  Compliance with these covenants is monitored on a quarterly basis and as at June 30, 2010 ARC is in compliance with all covenants.

7.              MARKET RISK MANAGEMENT

ARC is exposed to a number of market risks that are part of its normal course of business.  ARC has a risk management program in place that includes financial instruments as disclosed in the risk management contracts section of this note.

ARC’s risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors.  The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

In the sections below, ARC has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on ARC’s net income.  For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable.  In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities.

For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar relative to the U.S. dollar and the West Texas Intermediate (“WTI”) posted crude oil price.

Commodity Price Risk

ARC’s operational results and financial condition are largely dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on distributions to unitholders.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts below).  The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at June 30, 2010. The sensitivity is based on a US$15 per barrel increase and US$15 per barrel decrease in WTI and a $1.00 per mcf increase and $1.00 per mcf decrease in the price of AECO natural gas. The commodity price assumptions are based on Management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between June 30, 2010 and ARC’s next reporting date.

Sensitivity of Risk Management Contracts:

	Increase in Commodity Price		Decrease in Commodity Price
	Crude oil	Natural gas	Crude oil	Natural gas
Net income (decrease) increase	$(29.6)	$(55.4)	$33.0	$51.5

As noted above, the sensitivities are hypothetical and based on management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and ARC’s next reporting date. The results of the sensitivity should not be considered to be predictive of future performance. Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk

ARC has both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt, potentially impacting distributions to unitholders. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior  notes. Fair value risk of the senior  notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to floating rate debt at June 30, 2010 were to have increased by 50 bps (0.5 per cent) it is estimated that ARC’s net income would decrease by $0.7 million.  Management does not expect interest rates to decrease.

Foreign Exchange Risk

North American oil and natural gas prices are based upon U.S. dollar denominated commodity prices. As a result, the price received by Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition ARC has U.S. dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date. Variations in the Canadian/U.S. dollar exchange rate could also have a positive or negative impact on distributions to unitholders.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at June 30, 2010 as well as the unrealized gain or loss on revaluation of outstanding US$ denominated debt.  The sensitivity is based on a $0.05 Cdn$/US$ increase and $0.05 Cdn$/US$ decrease in the foreign exchange rate.

	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
(Increase loss/decrease gain)increase gain/decrease loss on risk management contracts	$(0.1)	$0.2
(Increase loss/decrease gain) increase gain/decrease loss on U.S. dollar denominated debt	(19.3)	16.4
Net income (decrease) increase	$(19.4)	$16.6

Increases and decreases in foreign exchange rates applicable to U.S. dollar denominated payables and receivables would have a nominal impact on ARC’s net income for the period ended June 30, 2010.

Risk Management Contracts

ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices.  ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at June 30, 2010 that do not qualify for hedge accounting:

Financial WTI Crude Oil Contracts (1)

			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
1-Jul-10	31-Dec-10	Collar	2,000	$80.00	—	$90.00
1-Jul-10	31-Dec-10	Collar	2,000	$75.00	—	$95.00
1-Jul-10	31-Dec-10	3-way collar	4,000	$70.00	$57.50	$90.00
1-Jul-10	31-Dec-10	3-way collar	3,000	$80.00	$60.00	$90.00
1-Jul-10	31-Dec-10	3-way collar	4,000	$80.00	$60.00	$95.00
1-Jan-11	31-Dec-11	3-way collar	5,000	$80.00	$60.00	$100.00	(2)

(1)          Monthly average

(2)          Annually settled call

Financial AECO Natural Gas Swap Contracts (3)

			Volume	Sold Swap
Term		Contract	GJ/d	Cdn$/GJ
1-Jul-10	31-Dec-10	Swap	80,000	$5.61
1-Jan-11	31-Dec-13	Swap	45,000	$6.06

(3)          AECO 7a monthly index

Financial AECO Natural Gas Contracts (4)

			Volume	Bought Put	Sold Call
Term		Contract	GJ/d	Cdn$/GJ	Cdn$/GJ
1-Jul-10	31-Dec-10	Collar	10,000	$4.00	$5.05

(4)          AECO 7a monthly index

Financial NYMEX Natural Gas Swap Contracts (5)

			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Jul-10	31-Oct-10	Swap	20,000	$6.00

(5)          Last 3 Day Settlement

Financial Basis Swap Contract (6)

			Volume	Sold Swap	Bought Swap
Term		Contract	mmbtu/d	US$/mmbtu	US$/mmbtu
1-Jul-10	31-Jul-10	Basis Swap-L3d	20,000		$(0.9000)
1-Jul-10	31-Oct-10	Basis Swap-L3d	50,000	$(1.0430)
1-Nov-10	31-Oct-11	Basis Swap-Ld	15,000	$(0.4850)
1-Nov-11	31-Oct-12	Basis Swap-Ld	15,000	$(0.4067)

(6)          Nymex Last Day (Ld) or Last 3 Day (L3d); AECO 7a monthly index

US$ Foreign Exchange Contracts (7)

			Notional	Sold Swap
Term		Contract	US$/month	Cdn$/US$
1-Jul-10	31-Dec-10	Swap	$2,000,000	$1.0636

(7)          Settled against monthly average BoC noon day rate

Financial Electricity Heat Rate Contracts (8)

			Volume	AESO Power	AECO 5a	multiplied	Heat Rate
Term		Contract	MWh	Cdn$/MWh	Cdn$/GJ	by	GJ/MWh
1-Jul-10	31-Dec-10	Heat Rate Swap	10	Receive AESO	Pay AECO 5a		x 9.15
1-Jan-11	31-Dec-11	Heat Rate Swap	15	Receive AESO	Pay AECO 5a		x 9.08
1-Jan-12	31-Dec-12	Heat Rate Swap	15	Receive AESO	Pay AECO 5a		x 9.09
1-Jan-13	31-Dec-13	Heat Rate Swap	10	Receive AESO	Pay AECO 5a		x 9.15

(8)          Alberta Power Pool (monthly average 24x7); AECO 5a monthly index

Financial Electricity Contracts (9)

			Volume	Bought Swap
Term		Contract	MWh	Cdn$/MWh
1-Jul-10	31-Dec-12	Swap	5	$72.495

(9)          Alberta Power Pool (monthly average 24x7)

Following is a summary of all risk management contracts in place as at June 30, 2010 that qualify for hedge accounting:

Financial Electricity Contracts

			Volume	Bought Swap
Term		Contract	MWh	Cdn$/MWh
1-Jul-10	31-Dec-10	Swap	5	$63.00

At June 30, 2010, the fair value of the contracts that were not designated as accounting hedges was $86 million.  ARC recorded a gain on risk management contracts of $110.4 million in the statement of income for the six months ended June 30, 2010 ($7.2 million gain in 2009).  This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

The following table reconciles the movement in the fair value of ARC’s financial risk management contracts that have not been designated as effective accounting hedges:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Fair value, beginning of period	$(4.3)	$3.4
Fair value, end of period (1)	86.0	(3.8)
Change in fair value of contracts in the period	90.3	(7.2)
Realized gain in the period	20.1	14.4
Gain on risk management contracts	$110.4	$7.2

(1)          Intrinsic value of risk management contracts not designated as effective accounting hedges equals a gain of $78.2 million at June 30, 2010 ($1.2 million loss at June 30, 2009).

ARC’s electricity contracts are intended to manage price risk on electricity consumption.  Portions of ARC’s financial electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized gain of $0.2 million and a nominal loss on these electricity contracts for the three and six months ended June 30, 2010 (loss of $0.9 million and $0.8 million respectively in 2009) has been included in operating costs on the statement of income. The accumulated unrealized fair value on these contracts is nominal and has been recorded on the Consolidated Balance Sheet at June 30, 2010 with the movement in fair value recorded in OCI, net of tax. The fair value movement for the period ended June 30, 2010 is $0.5 million unrealized gain.  As at June 30, 2010 the total unrealized fair value is attributed to contracts that will settle over the next twelve months.  The following table reconciles the movement in the fair value of ARC’s financial risk management contracts that have been designated as effective accounting hedges:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Fair value, beginning of period	$(0.5)	$3.3
Change in fair value of financial electricity contracts	0.5	(3.2)
Fair value, end of period (1)	$—	$0.1

(1)          Intrinsic value of risk management contracts designated as effective accounting hedges is nominal at June 30, 2010 ($0.1 million gain at June 30, 2009).

8.     EXCHANGEABLE SHARES

(units thousands)	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Balance, beginning of period	871	1,092
Exchanged for trust units (1)	(5)	(221)
Balance, end of period	866	871
Exchange ratio, end of period	2.79848	2.71953
Trust units issuable upon conversion, end of period	2,423	2,369

(1)          During the first six months of 2010, 4,940 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.75547, compared to 220,573 exchangeable shares at an average exchange ratio of 2.59547 during the year ended 2009.

Following is a summary of the non-controlling interest for 2010 and 2009:

	Six Months Ended	Year Ended
	June 30, 2010	December 31, 2009
Non-controlling interest, beginning of period	$36.0	$42.4
Reduction of book value for conversion to trust units	(0.2)	(8.7)
Current period net income attributable to non-controlling interest	1.8	2.3
Non-controlling interest, end of period	37.6	36.0
Accumulated earnings attributable to non-controlling interest	$45.1	$43.3

9.     UNITHOLDERS’ CAPITAL

	Six Months Ended June 30, 2010		Year Ended December 31, 2009
(units thousands)	Number of trust units	$	Number of trust units	$
Balance, beginning of period	236,615	2,917.6	216,435	2,600.7
Issued for cash	13,000	252.3	15,474	253.0
Issued on conversion of ARL exchangeable shares (Note 8)	14	0.2	572	8.6
Distribution reinvestment program	1,568	31.3	4,134	67.0
Trust unit issue costs, net of tax (1)	—	(10.1)	—	(11.7)
Balance, end of period	251,197	3,191.3	236,615	2,917.6

(1)          Amount is net of tax of $2.5 million for the period ended June 30, 2010 (net of tax of $2.1 million for the year ended December 31, 2009).

Net income per trust unit has been determined based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(units thousands)	2010	2009	2010	2009
Weighted average trust units (1)	250,788	234,173	250,111	230,346
Trust units issuable on conversion of exchangeable shares (2)	2,423	2,457	2,423	2,457
Diluted trust units and exchangeable shares	253,211	236,630	252,534	232,803

(1)          Weighted average trust units exclude trust units issuable for exchangeable shares.

(2)          Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.

Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units.  Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

10.  DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2010	December 31, 2009
Accumulated earnings	$3,131.2	$2,946.9
Accumulated distributions	(3,675.8)	(3,525.5)
Deficit	(544.6)	(578.6)
Accumulated other comprehensive loss	(0.1)	(0.6)
Deficit and accumulated other comprehensive loss	$(544.7)	$(579.2)

The accumulated other comprehensive loss balance is composed of the following items:

	June 30, 2010	December 31, 2009
Unrealized gains and losses on financial instruments designated as cash flow hedges	$(0.3)	$(0.7)
Net unrealized gains and losses on available-for-sale reclamation funds’ investments	0.2	0.1
Accumulated other comprehensive loss, end of period	$(0.1)	$(0.6)

11.  RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND DISTRIBUTIONS

Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Cash flow from operating activities	$162.8	$104.3	$321.5	$228.6
Deduct:
Cash withheld to fund current period capital expenditures	(85.9)	(27.0)	(172.6)	(70.8)
Net reclamation fund (contributions)/withdrawals	(1.6)	(2.3)	1.4	(0.8)
Distributions (1)	75.3	75.0	150.3	157.0
Accumulated distributions, beginning of period	3,600.5	3,309.0	3,525.5	3,227.0
Accumulated distributions, end of period	$3,675.8	$3,384.0	$3,675.8	$3,384.0
Distributions per unit (2)	$0.30	$0.32	$0.60	$0.68
Accumulated distributions per unit, beginning of period	$25.28	$24.06	$24.98	$23.70
Accumulated distributions per unit, end of period (3)	$25.58	$24.38	$25.58	$24.38

(1)               Distributions include accrued and non-cash amounts of $15.5 million and $31.7 million for the three and six months ended June 30, 2010 ($11.9 million and $25.7 million for the same periods in 2009).

(2)              Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

(3)              Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of ARC in July 1996.

12.  WHOLE TRUST UNIT INCENTIVE PLAN

Compensation expense associated with the Whole Trust Unit Incentive Plan (“the Whole Unit Plan”) is granted in the form of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) and is determined based on the intrinsic value of the Whole Trust Units at each period end.  Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus accrued distributions.

During the first six months of 2010, cash payments of $15.1 million were made to employees relating to the Whole Unit Plan compared to $7.8 million in 2009.

The following table summarizes the RTU and PTU movement for the six months ended June 30, 2010:

(thousands)	Number of RTUs	Number of PTUs
Balance, beginning of period	1,052	1,305
Granted	241	224
Vested	(249)	(151)
Forfeited	(48)	(99)
Balance, end of period	996	1,279

The change in the net accrued long-term incentive compensation liability relating to the Whole Unit Plan can be reconciled as follows:

	June 30, 2010	December 31, 2009
Balance, beginning of period	$32.6	$31.9
Change in net liabilities in the period
General and administrative expense	(3.5)	(0.1)
Operating expense	(0.1)	0.7
Property, plant and equipment	(0.3)	0.1
Balance, end of period (1)	$28.7	$32.6
Current portion of liability (2)	17.7	22.4
Accrued long-term incentive compensation(3)	$11.7	$10.9

(1)          Includes $0.7 million of recoverable amounts recorded in accounts receivable as at June 30, 2010 ($0.6 million for 2009).

(2)          Included in accounts payable and accrued liabilities on the Consolidated Balance Sheet.

(3)          Included in other long-term liabilities on the Consolidated Balance Sheet.

13.  COMMITMENTS AND CONTINGENCIES

Following is a summary of ARC’s contractual obligations and commitments as at June 30, 2010:

	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	25.6	263.8	87.7	293.7	670.8
Interest payments (2)	28.0	51.5	41.4	64.2	185.1
Reclamation fund contributions (3)	4.9	8.9	7.7	64.2	85.7
Purchase commitments	44.1	32.3	14.0	11.9	102.3
Transportation commitments	8.0	30.0	22.3	17.4	77.7
Operating leases	3.9	14.2	14.7	68.4	101.2
Risk management contract premiums (4)	0.5	—	—	—	0.5
Total contractual obligations	115.0	400.7	187.8	519.8	1,223.3

(1)                      Long-term and short-term debt.

(2)                      Fixed interest payments on senior  notes.

(3)                      Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)                      Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above Risk management contract premiums, ARC has commitments related to its risk management program (see Note 7).  As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at June 30, 2010 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made.  At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.

ARC is involved in litigation and claims arising in the normal course of operations.  Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the above table does not include any commitments for outstanding litigation and claims.

Arrangement Agreement with Storm Exploration Inc.

On June 9, 2010, ARC announced that it entered into an Arrangement Agreement whereby ARC will acquire all of the existing and outstanding common shares of Storm Exploration Inc. (“Storm”).  Pursuant to the arrangement agreement, for each Storm share held, Storm shareholders can elect to receive either 0.5700 of an ARC trust unit, or subject to adjustment, 0.2021 of an ARC Resources Ltd. exchangeable share or some combination thereof.   At the date of announcement, the transaction was valued at approximately $680 million including the assumption of approximately $90 million of total debt.   The transaction is expected to close August 17, 2010, subject to shareholder and regulatory approval, at which time the results of operations of Storm will be included in ARC’s consolidated financial statements.

CORPORATE AND UNITHOLDER INFORMATION

DIRECTORS

Mac H. Van Wielingen (3) (4) (6)

Chairman

Walter DeBoni (1) (4) (6)

Vice-Chairman

John P. Dielwart

Chief Executive Officer

Fred J. Dyment (1) (2) (6)

James C. Houck (1) (2) (5)

Michael M. Kanovsky (2) (4) (6)

Hal Kvisle (5)

Kathleen O’Neill (1) (3)

Herb Pinder (3) (4) (5)

(1)               Member of Audit Committee

(2)               Member of Reserve Committee

(3)               Member of Human Resources and Compensation Committee

(4)               Member of Policy and Board Governance Committee

(5)               Member of Health, Safety and Environment Committee

(6)               Member of Risk Committee

OFFICERS

John P. Dielwart

Chief Executive Officer

Myron M. Stadnyk

President and Chief Operating Officer

David P. Carey

Senior Vice-President, Capital Markets

Terry Gill

Senior Vice-President, Corporate Services

Steven W. Sinclair

Senior Vice-President Finance
and Chief Financial Officer

Terry Anderson

Vice-President, Engineering

P. Van R. Dafoe

Vice-President, Finance

George Gervais

Vice-President, Corporate Development

Neil Groeneveld

Vice-President, Geosciences

Al Roberts

Vice-President, Operations

Allan R. Twa

Corporate Secretary

EXECUTIVE OFFICE

ARC Resources Ltd.

Suite 1200, 308 – 4th Avenue SW

Calgary, Alberta T2P 0H7

Telephone: (403) 503-8600

Toll Free: 1-888-272-4900

Facsimile: (403) 503-8609

Website: www.arcenergytrust.com

E-Mail: ir@arcresources.com

TRUSTEE AND TRANSFER AGENT

Computershare Trust Company of Canada

600, 530 – 8th Avenue S.W.

Calgary, Alberta T2P 3S8

Telephone: (403) 267-6800

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Burnet Duckworth & Palmer LLP

Calgary, Alberta

CORPORATE CALENDAR

2010

November 1, 2010

Q3 Results

December 15, 2010

Annual General Meeting

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbols:

AET.UN       (Trust Units)

ARX                          (Exchangeable Shares)

INVESTOR INFORMATION

Visit our website at

www.arcenergytrust.com

or contact:

Investor Relations

(403) 503-8600 or

1-888-272-4900 (Toll Free)

PRIVACY OFFICER

Terry Gill

privacy@arcresources.com

Facsimile: (403) 509-7260

Members commit to continuous improvement in the responsible management, development and use of our natural resources; protection of our environment; and, the health and safety of our workers and the general public.